




The
Advisory
Board
Company

2013 Annual Report


Washington DC
Ann Arbor
Austin
Chennai
Chicago
London
Nashville
Philadelphia
San Francisco




2,400
employees



50%
of all US inpatient admissions flow through our software platforms

1,500+
institutions utilizing our technology

90% member renewal rate

4,100+
global members

The Advisory Board Company

is a global research, technology, and consulting firm focused on the health care and higher education industries.

We partner with executives and their teams through a unique membership model and serve a network of over 4,100 organizations.

When faced with their toughest challenges, executives turn to us for strategic guidance and performance improvement solutions.

Table of Contents



We serve

hospitals, health systems, and universities in addressing their most pressing challenges. We help these organizations deliver on their higher calling: to provide superior patient care and education to their communities.

Our Financial Highlights

Annual Revenues

in Millions



$222.8
$232.6
$283.4
$370.3
$450.8
'09
'10
'11
'12
'13

Contract Value per Member

in Thousands



$80.4
$86.9
$95.7
$106.9
$113.4
'09
'10
'11
'12
'13

Adjusted EBITDA[1]

in Millions



$48.9
$44.4
$47.3
$70.3
$83.0
'09
'10
'11
'12
'13

Non-GAAP Earnings per Diluted Share[1,2]



$0.94
$0.85
$0.85
$1.13
$1.23
'09
'10
'11
'12
'13

1) Adjusted and non-GAAP results are not presented in accordance with accounting principles generally accepted in the United States (GAAP). See page 19 for a reconciliation to the most directly comparable GAAP financial measure.

2) Non-GAAP Earnings per Diluted Share results for FY09, FY10, FY11, and FY12 have been restated to reflect the impact of the Company's two-for-one stock split completed on June 18, 2012.

To Our Shareholders



Robert Musslewhite
Chief Executive Officer

For The Advisory Board Company, Fiscal Year 2013 proved to be another outstanding year on all dimensions.

We delivered exceptional value to our members by working with them in deeper, more comprehensive partnerships; our 22% revenue growth and other strong financial results allowed us, once again, to deliver on and surpass our commitments to our shareholders; and our exceptional talent was more engaged than ever in driving impact and making a difference in health care and higher education. I am very proud to have the opportunity to share these accomplishments with you.

Exceptional Member Value Through Deeper Partnerships

The past year has continued to be a time of tremendous change and complexity in the industries we serve. Both hospitals and universities face challenges posed by demographic shifts, revenue pressure, a new value orientation, and business model transformations. These challenges mean that our members need our help more than ever in the quest to both operate in the current environment and prepare for the immense changes to come.

The challenges also mean that we find ourselves in a time of unprecedented opportunity to expand both the breadth and impact of our work with our members. We have heeded the call—and continue to do so—investing in new capabilities that build on the foundation of our research and insights and that allow us to work with members in deeper, more comprehensive ways. With software now comprising half of our business, more than 50% of U.S. admissions flowing through our technology platforms, and members seeking out our management and consulting expertise, it is clear that our members value our expanded capabilities and want to engage with us in these new ways.

Best of all, this new work is driving valuable change and performance improvement for our members. The impact is tremendously gratifying, and I have included a sampling of results later in this Annual Report. This excerpted data only tells part of the story, though. The appreciation our members express to us is humbling and inspiring.

A vice president at a hospital in the Midwest captured the impact our new capabilities are having this way: "If you asked me 15 years ago, I would have said the Advisory Board is a research company. You provided the research but the member organization had to find the solution. Today, you are a solutions company, working in partnership with us to solve our problems."

The president of a large, multispecialty physician group said, "[Your presentation] will change the entire direction and future of our group, which, in turn, credits you with having done something gratifying—that you make a difference in this world...impacting the health of our 155,000 patients. I was very impressed by your intelligence, passion, and efficiency. You have a great organization; be proud of it."

A finance executive at a hospital in the Northeast emailed to say, "I want you to know how much I appreciate the mission and culture of The Advisory Board Company. The company's initiatives in health care and education are progressive and have potential not only to guide institutions through changing paradigms, but to help design those paradigms. THAT is exciting!"

GROWTH AND RENEWALS


10%
membership base growth
90%
member renewal rate

Exciting, indeed. With reactions like this, it is no wonder that our membership base grew 10% to 4,114 institutions and that we closed the fiscal year with an overall member renewal rate of 90%. We are thrilled to have such affirmation of both product quality and member satisfaction—together, an outstanding platform for future growth.

Strong Financial Performance and Relentless Focus on Growth

Mirroring the powerful value we delivered to our members, our Fiscal Year 2013 financial performance was also strong, with adjusted EBITDA of $83 million, non-GAAP earnings per diluted share of $1.23, and $82 million in cash flow from operations. Our top-line growth continued apace, with 22% revenue growth to $451 million and 17% contract value growth to a March 31, 2013 contract value of $466 million. In addition to growing our absolute number of members, we also grew the size of our member relationships to an average contract value of $113,000 per member.

The driving force behind our growth is clear. We have the advantage of deep industry relationships and extensive expertise. These assets give us an unparalleled view into unmet member needs, and we move aggressively to build world-class offerings that provide products and services that solve members' problems.

In fiscal year 2013, we launched four new programs, each addressing a key member challenge:

- **Crimson Population Risk Management** to help hospitals and health systems manage cost and quality of care for groups of patients,
- the **Strategic Sourcing Program** to help hospitals and health systems manage the costs of critical clinical items,
- the **Patient Experience Program** to help hospitals and health systems inflect service quality in real time, and
- the **ICD-10 Performance Program** to help hospitals and health systems prepare for the October 1, 2014, rollout of a new system for coding, reporting, and billing diagnoses and procedures.

Our organic growth has been complemented by a track record of strong acquisitions that bolster key capabilities and add value. In fiscal year 2013, we acquired ActiveStrategy, a performance improvement technology and consulting firm (whose iRound technology undergirds the Patient Experience Program launched this year), and 360Fresh, a unique technology company that uses text analytics and advanced statistical modeling to predict patient outcomes and target interventions in real time.

These new products and capabilities make us much more valuable to our members, who then want to work more closely with us and provide the roadmap for additional new product opportunities. As the new programs succeed, they not only help our members but also provide scalable growth to the company, allowing us to invest again in more new programs and capabilities—a virtuous circle. We continue to invest in both new product development and business development to ensure that we further deepen our relationships and sustain this circle.

Continual Investment in World-Class Talent

Finally, we are constantly focused on attracting, cultivating, engaging, and retaining world-class talent. Our success in this area was on full display a few months ago when we met as a firm to vote on the finalists in our Innovation Challenge. The day was the culmination of an exciting, year-long effort where more than 1,000 employees at all levels (and in all divisions of the firm) surfaced and launched more than 700 creative solutions ranging from sophisticated technologies to world-class member service enhancements. As impressive as the projects themselves were, the energy and enthusiasm behind them were even more striking. It was a fantastic exhibition of our talented employees' passion and initiative.

Our people are not only dedicated to driving impact for our members and building success for the firm; they are also tremendously devoted to serving the communities in which we live and work. Last year, Advisory Board employees volunteered more than 20,000 hours of time through hands-on service and pro bono project work for health care- and education-related non-profit organizations—in all, providing nearly $1.1 million of monetized impact in our communities.

COMMUNITY IMPACT


20K
volunteered hours
$1.1M
monetized impact
in our communities

The caliber of our talent shines through clearly to our members. I receive many comments about the expertise of our employees and the things that they do that go above and beyond the call of duty. The chief financial officer at a multi-hospital system in the South said recently, "If I haven't mentioned this lately, please know I think you have an absolutely fantastic team. It is a true pleasure working with so many talented and wonderful people. You must have one of the best human resource departments in the country because you seem to hire only the very best. It gives me hope for the future of health care when I see so many talented people leading the way."

Our 2,400 employees are a tremendously engaged, creative, and dedicated group. There is no doubt that they are our greatest asset and will continue to be critical to our ability to deliver impact to our members and the broader industries we serve.

In Closing

I have tremendous pride in our entire team and what we accomplished together last year. It is a pleasure and a privilege to reflect on both. Yet, collectively, we at The Advisory Board Company are always looking to the future—continuing to push ourselves and our members forward to work together more deeply and meaningfully. Only by doing so will we continue to achieve ever-increasing change, impact, and results. I close with my optimism about our future and my appreciation for your interest and support.

Sincerely,

Robert Musslewhite
Chief Executive Officer

Our People







Mary Van Hoose
Chief Talent Officer

"We are privileged to attract world-class talent. We offer a great value proposition with robust learning and advancement opportunities and a chance to truly make a difference in health care and higher education."






















Our Member Impact

Representative Sample from The Advisory Board Company's 4,100+ Members

Academic Medical Centers
Beth Israel Medical Center
Brigham and Women's Hospital
Glendale Adventist Medical Center
Hospital of the University of Pennsylvania
Indiana University Medical Center
Johns Hopkins Health System
Loyola University Health System
Massachusetts General Hospital
Montefiore Medical Center
Nassau University Medical Center
New York University Langone Medical Center
North Carolina Baptist Hospitals
Northwestern Memorial Hospital
Penn State Milton S. Hershey Medical Center
Saint Peter's University Hospital
Stanford Hospitals and Clinics
Stony Brook University Medical Center
SUNY Upstate Medical University
The Ohio State University Medical Center
UAMS Medical Center
UCLA Medical Center
UCSF Medical Center
UMass Memorial Healthcare
University Health System of San Antonio
University Health System, Inc.
University Hospitals
University Medical Center
University of Alabama Hospital
University of Chicago Hospitals
University of Colorado Hospital
University of Connecticut Health System
University of Illinois Hospital & Health Sciences System
University of Louisville Hospital
University of Maryland Medical Center
University of Michigan Medical Center
University of Missouri Health Care
University of Nebraska Medical Center
University of Texas Medical Branch Hospitals
University of Virginia Health System
University of Washington Medical Center
University of Wisconsin Hospital
Vanderbilt University Medical Center
Yale-New Haven Hospital

Teaching Hospitals
Albert Einstein Medical Center
Bayview Medical Center
CHRISTUS Santa Rosa Health Care
Detroit Medical Center
Detroit Receiving Hospital
Fletcher Allen Health Care
Florida Hospital Tampa
Forbes Regional Hospital
Grace Hospital
Grady Memorial Hospital
Harborview Medical Center
Harper University Hospital
Harris County Hospital District
Hurley Medical Center
Lenox Hill Hospital
Long Beach Memorial Medical Center
Overlook Hospital
Parkland Memorial Hospital
Queen's Medical Center
Rhode Island Hospital
Saint Mary's Hospital
Sinai Hospital of Baltimore
St. Luke's Episcopal Hospital
St. Luke's-Roosevelt Hospital Center
St. Vincent Healthcare
University of East Carolina Hospital
William Beaumont Hospital

Major Health Systems
Adventist Health (CA)
Advocate Health Care
Ardent Health Services
Ascension Health
Atlantic Health System
Aurora Health Care
Avera Health
Baptist Health System
Baptist Memorial Health Care Corporation
Barnabas Health
Baylor Health System
BJC Health System
Bon Secours Health System
Carilion Health System
Catholic Health Initiatives
Catholic Healthcare Partners
Cedars-Sinai Health System
Clarian Health Partners
Cleveland Clinic Health System
Community Health Systems
Continuum Health Partners
Dignity Health
Duke University Health System
Fairview Hospital and Health System
HCA
HealthEast Care System
Henry Ford Health System
Hospital Sisters Health System
Iasis Healthcare
Intermountain Health Care, Inc.
John Muir Health
Legacy Health System
Lehigh Valley Health Network
Lifepoint
McLaren Health Care
MemorialCare
Meridian Health
Methodist Le Bonheur Healthcare
New York Health & Hospitals Corporation
North Shore-LIJ Health System
NorthShore University HealthSystem
OhioHealth
OSF Healthcare System
Palmetto Health
Partners HealthCare
Piedmont Healthcare
Premier Health Partners
Presbyterian Healthcare Services
Providence Health and Services
Rush University Medical Center
Scripps Health
Sharp HealthCare
Sisters of Charity of Leavenworth Health Services
SSM Healthcare
Sutter Health
Tenet Health System
Texas Health Resources
Trinity Health
UNC Health Care
UPMC
Vanguard Health
Veterans Integrated Health Networks

Clinics and Specialty Hospitals
Arizona Heart Hospital
Arkansas Heart Hospital
Aurora Surgery Center
Baptist Memorial Hospital for Women
Children's Healthcare of Atlanta
Children's Hospital of Los Angeles
Children's Hospital of Pittsburgh
Children's Medical Center of Dallas
Children's National Medical Center
Cincinnati Children's Hospital Medical Center
Cleveland Clinic Foundation
Crystal Clinic Orthopaedic Center
Dana-Farber Cancer Institute
Don and Sybil Harrington Cancer Center
Emory University Hospital Orthopaedic & Spine Hospital
Fresno Heart & Surgical Hospital
Gillette Children's Specialty Healthcare
H. Lee Moffitt Cancer Center
Hospital for Special Surgery
Kaiser Foundation Hospitals
Karmanos Cancer Institute
Mayo Foundation
Memorial Sloan-Kettering Cancer Center
Methodist Specialty and Transplant Hospital

ANNUALIZED SAVINGS

$5.0M

Nursing Compass
650-Bed Academic Medical Center

INCREASED COLLECTIONS

$2.9M

Payment Integrity Compass
500-Bed Academic Medical Center

FINANCIAL IMPROVEMENT

$5.5M

Southwind
600-Bed Community Hospital

Miami Children's Hospital
Nationwide Children's Hospital
Nemours
Ochsner Clinic Foundation
Oklahoma Heart Hospital
Richard M. Ross Heart Hospital
Roswell Park Cancer Institute
St. Christopher's Hospital for Children
St. Luke's Lakeside Hospital
The Harold Leever Regional Cancer Center
The Specialty Hospital of Meridian
Thoracic and Cardiovascular Institute
University of Texas MD Anderson Cancer Center
University Specialty Hospital

Community Hospitals

Antelope Valley Hospital
Battle Creek Health System
Beebe Medical Center
Billings Clinic
Bronx-Lebanon Hospital Center
Cape Cod Hospital
Cape Fear Valley Medical Center
CarolinaEast Health System
Carson Tahoe Hospital
Charleston Area Medical Center
Danbury Hospital
DCH Regional Medical Center
Delnor Hospital
East Jefferson General Hospital
Eastern Maine Medical Center
El Camino Hospital
Elliot Hospital
Floyd Memorial Hospital and Health Care Services
Glens Falls Hospital
Gratiot Community Hospital
Heartland Regional Medical Center
Huntington Memorial Hospital
Ingham Regional Medical Center
Lancaster General Hospital
Lutheran Hospital
Maimonides Medical Center
Maine Medical Center
Marietta Memorial Hospital
Marquette General Hospital
Martha Jefferson Hospital
Medcenter One
Medical Center of Central Georgia
Memorial Hospital of South Bend
Middlesex Hospital
Mississippi Baptist Medical Center
Mount Clemens General Hospital
Munroe Regional Medical Center
Northside Hospital
Norwalk Hospital
Oswego Hospital
Reading Hospital and Medical Center
Renown Health
Resurrection Medical Center
Rural Wisconsin Health Cooperative
Sharon Regional Health System
Sibley Memorial Hospital
St. Joseph Regional Medical Center
St. Luke's Hospital
St. Luke's Regional Medical Center
The Christ Hospital
Tucson Medical Center
Valley Baptist Medical Center
Virginia Hospital Center-Arlington
Washington Hospital
West Georgia Health System

Health Care Corporations

Abbott Vascular
Abiomed, Inc.
Accelitech
Accuray
Allscripts
Amgen, Inc.
Blue Cross Blue Shield of Florida
Boston Scientific Corporation
Bristol-Myers Squibb
California HealthCare Foundation
Capital Blue Cross
Cardinal Health
CareFusion 303
Cook Group Incorporated
Covidien Ltd.
Cubist Pharmaceuticals
Doctors OhioHealth Corporation
Edwards Lifesciences Corporation
Elekta, Inc.
Eli Lilly and Company
GE Healthcare Integrated IT Solutions
GlaxoSmithKline
Hammes Company
Hill-Rom
Hitachi Medical Systems America
HOK
Kaiser Permanente
McKesson
Medical Doctor Associates
MEDRAD, Inc.
Medtronic, Inc.
Microsoft Health Solutions Group
Nueterra Healthcare
Olympus America
Philips Medical Systems, N.A.
Roche Diagnostics
Sanofi-Aventis Pharmaceuticals
Sheridan Healthcare
Siemens Medical Solutions, USA
SmithGroup
St. Jude Medical Inc.
Stryker
The Hewlett-Packard Company
The Medicines Company
United HealthCare Corporation
Varian Medical Systems
Walgreens

International

Aga Khan Health Service
Cambridge University Hospitals NHS Foundation Trust
Centre Hospitalier Universitaire Vaudois
Clinica Alemana
Hospital Israelita Albert Einstein Brazil
King Faisal Specialist Hospital
St Vincent's & Mater Health Sydney
Universitair Ziekenhuis Antwerpen
Universitätsmedizin Göttingen
Vancouver Coastal Health

Universities

Arizona State University
Baylor University
Carnegie Mellon University
Colorado State University
Dartmouth College
Georgetown University
The George Washington University
Georgia Institute of Technology
Georgia State University
Harvard University
Indiana University
Kent State University
Louisiana State University
New York University
Northwestern University
Oregon State University
Pennsylvania State University
Rice University
Syracuse University
University of California-Berkeley
University of Missouri
University of Pennsylvania
University of Utah
Vanderbilt University
Wake Forest University
Washington University
Wake Forest University
Washington University

> "Each of our 2,400 employees across nine offices is focused on impact—the impact each can have on our members' ability to provide superior patient care and education to their communities."

ANNUALIZED SAVINGS

$3.0M

Crimson

100-Bed Community Hospital

GAINED PROFIT

$1.0M

Talent Development

Outpatient Services, Multi-Hospital Health System

SAVINGS OVER CONTRACT

$4.4M

Higher Education Spend Compass

200,000-Student Community College

Fiscal Year 2013

Financial Review

Selected Financial Data

The Advisory Board Company and Subsidiaries

The following table sets forth selected financial and operating data for the fiscal years and as of the dates indicated. The selected financial data presented below as of March 31, 2009, 2010, 2011, 2012, and 2013 and for the five fiscal years in the period ended March 31, 2013 have been derived from our financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to the consolidated financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

	Year Ended March 31,				
(In thousands except per share amounts)	2009	2010	2011	2012	**2013**
Statements of Income Data:					
Revenue	$222,811	$232,610	$283,439	$370,345	**$450,837**
Costs and expenses:					
Cost of services, excluding depreciation and amortization	109,092	117,122	144,906	198,112	**240,037**
Member relations and marketing	50,693	52,533	64,295	73,875	**85,264**
General and administrative	26,725	32,133	38,225	47,892	**62,185**
Depreciation and amortization	6,506	7,712	10,108	14,108	**19,885**
Write-off of capitalized software	—	7,397	—	—	**—**
Total costs and expenses	193,016	216,897	257,534	333,987	**407,371**
Operating income	29,795	15,713	25,905	36,358	**43,466**
Other income, net	2,445	2,340	1,866	3,034	**2,604**
Income from continuing operations before provision for income taxes and equity in loss of unconsolidated entity	32,240	18,053	27,771	39,392	**46,070**
Provision for income taxes	(10,327)	(6,192)	(9,691)	(15,203)	**(17,259)**
Equity in loss of unconsolidated entity	—	—	—	(1,337)	**(6,756)**
Net income from continuing operations	21,913	11,861	18,080	22,852	**22,055**
Discontinued operations:					
(Loss)/income from discontinued operations, net of tax[1]	(445)	(428)	444	286	**—**
Gain on sale of discontinued operations, net of tax	—	—	—	2,155	**—**
Net (loss)/income from discontinued operations	(445)	(428)	444	2,441	**—**
Net income before allocation to noncontrolling interest	21,468	11,433	18,524	25,293	**22,055**
Net loss attributable to noncontrolling interest	—	—	—	—	**108**
Net income attributable to common stockholders	$ 21,468	$ 11,433	$ 18,524	$ 25,293	**$ 22,163**
Earnings per share—basic:					
Net income from continuing operations attributable to common stockholders	$ 0.67	$ 0.38	$ 0.57	$ 0.70	**$ 0.64**
Net (loss)/income from discontinued operations attributable to common stockholders	$ (0.01)	$ (0.01)	$ 0.02	$ 0.07	**$ —**
Net income attributable to common stockholders per share—basic	$ 0.66	$ 0.37	$ 0.59	$ 0.77	**$ 0.64**
Earnings per share—diluted:					
Net income from continuing operations attributable to common stockholders	$ 0.66	$ 0.38	$ 0.55	$ 0.66	**$ 0.61**
Net (loss)/income from discontinued operations attributable to common stockholders	$ (0.01)	$ (0.01)	$ 0.02	$ 0.07	**$ —**
Net income attributable to common stockholders per share—diluted	$ 0.65	$ 0.37	$ 0.57	$ 0.73	**$ 0.61**
Weighted average number of shares outstanding:					
Basic	32,882	31,030	31,466	32,808	**34,723**
Diluted	33,120	31,384	32,830	34,660	**36,306**

(1) Income/(loss) from discontinued operations for all periods presented includes the operating results for OptiLink, which was sold in January 2012.

(In thousands except per share amounts)	Year Ended March 31, 2009	2010	2011	2012	**2013**
Stock-based compensation expense included in Statement of Income:					
Costs and expenses:					
Cost of services	$ 4,273	$ 3,930	$ 2,763	$ 3,440	**$ 3,975**
Member relations and marketing	2,436	2,248	1,663	2,133	**2,643**
General and administrative	5,738	5,974	4,366	6,413	**7,295**
Total costs and expenses	12,447	12,152	8,792	11,986	**13,913**
Operating income	(12,447)	(12,152)	(8,792)	(11,986)	**(13,913)**
Net income attributable to common stockholders	$ (8,464)	$ (7,984)	$ (5,725)	$ (7,359)	**$ (8,686)**
Impact on earnings per share:					
Net income attributable to common stockholders per share—diluted	$ (0.26)	$ (0.26)	$ (0.18)	$ (0.21)	**$ (0.24)**

(In thousands)	March 31, 2009	2010	2011	2012	**2013**
Balance Sheet Data:					
Cash and cash equivalents	$ 23,746	$ 61,238	$ 30,378	$ 60,642	**$ 57,829**
Marketable securities	70,103	51,682	86,179	127,444	**156,839**
Working capital deficit	(37,046)	(20,850)	(65,953)	(29,169)	**(33,682)**
Total assets	316,258	386,772	491,188	705,588	**877,707**
Deferred revenue	167,035	204,112	262,751	392,456	**484,302**
Total stockholders' equity	98,899	111,815	148,592	217,047	**281,317**

(Unaudited)	March 31, 2009	2010	2011	2012	**2013**
Other Operating Data:					
Membership programs offered	40	44	49	53	**57**
Total members	2,761	2,916	3,179	3,726	**4,114**
Member institution renewal rate[(1)]	88%	89%	91%	92%	**90%**
Contract value (in thousands)[(2)]	$222,025	$253,267	$304,299	$398,313	**$466,329**
Contract value per member[(3)]	$ 80,415	$ 86,854	$ 95,722	$106,901	**$113,352**

(1) Indicates the percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers and other acquisitions or different affiliations of members that result in changes of control of individual institutions.

(2) Represents the aggregate annualized revenue attributable to all agreements in effect at a particular date, without regard to the initial term or remaining duration of any such agreement.

(3) Represents total contract value divided by the number of members.

A reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures is provided below.

(Unaudited, in thousands)	Year Ended March 31, 2009	2010	2011	2012	**2013**
Net income attributable to common stockholders	$21,468	$11,433	$18,524	$25,293	**$22,163**
Equity in loss of unconsolidated entity	—	—	—	1,337	**6,756**
Gain on sale of discontinued operations, net of tax	—	—	—	(2,155)	**—**
Provision for income taxes from continuing operations	10,327	6,192	9,691	15,203	**17,259**
Loss/(income) from discontinued operations, net of tax	445	428	(444)	(286)	**—**
Other income, net	(2,445)	(2,340)	(1,866)	(3,034)	**(2,604)**
Depreciation and amortization	6,623	8,035	10,692	14,656	**19,885**
Acquisition and transaction charges	—	1,123	408	648	**851**
Fair value adjustments to acquisition-related earn-out liabilities	—	—	1,500	6,678	**4,759**
Write-off of capitalized software	—	7,397	—	—	**—**
Option cancellation charge	—	1,937	—	—	**—**
Share-based compensation expense	12,447	10,216	8,792	11,986	**13,912**
Adjusted EBITDA	$48,865	$44,421	$47,297	$70,326	**$82,981**

(Unaudited, in thousands)	Year Ended March 31, 2009	2010	2011	2012	**2013**
Net income attributable to common stockholders	$21,468	$11,433	$18,524	$25,293	**$22,163**
Equity in loss of unconsolidated entity	—	—	—	1,337	**6,756**
Gain on sale of discontinued operations, net of tax	—	—	—	(2,155)	**—**
Loss/(income) from discontinued operations, net of tax	445	428	(444)	(286)	**—**
Amortization of acquisition-related intangibles, net of tax	783	1,079	2,921	3,502	**3,804**
Acquisition and similar transaction charges, net of tax	—	738	277	405	**524**
Fair value adjustments to acquisition-related earn-out liabilities, net of tax	—	—	963	4,163	**2,948**
Gain on investment in common stock warrants, net of tax	—	—	—	(263)	**(68)**
Write-off of capitalized software, net of tax	—	4,860	—	—	**—**
Option cancellation charge, net of tax	—	1,273	—	—	**—**
Share-based compensation expense, net of tax	8,464	6,712	5,705	7,388	**8,686**
Adjusted net income	$31,160	$26,523	$27,946	$39,384	**$44,814**

(Unaudited)	Year Ended March 31, 2009	2010	2011	2012	**2013**
GAAP earnings per diluted share	$ 0.65	$ 0.37	$ 0.57	$ 0.73	**$ 0.61**
Equity in loss of unconsolidated entity	—	—	—	0.04	**0.19**
Gain on sale of discontinued operations, net of tax	—	—	—	(0.06)	**—**
Loss/(income) from discontinued operations, net of tax	0.01	0.01	(0.02)	(0.01)	**—**
Amortization of acquisition-related intangibles, net of tax	0.02	0.03	0.09	0.10	**0.10**
Acquisition and similar transaction charges, net of tax	—	0.02	0.01	0.01	**0.02**
Fair value adjustments to acquisition-related earn-out liabilities, net of tax	—	—	0.03	0.12	**0.08**
Gain on investment in common stock warrants, net of tax	—	—	—	(0.01)	**(0.01)**
Write-off of capitalized software, net of tax	—	0.16	—	—	**—**
Option cancellation charge, net of tax	—	0.04	—	—	**—**
Share-based compensation expense, net of tax	0.26	0.22	0.17	0.21	**0.24**
Non-GAAP earnings per diluted share	$ 0.94	$ 0.85	$ 0.85	$ 1.13	**$ 1.23**

Stock Performance Graph

The Advisory Board Company and Subsidiaries

The graph below compares the cumulative total stockholder return on our common stock during the five-year period from March 31, 2008, through March 31, 2013, with the cumulative total return on the S&P 500 Index, the Russell 2000 Index, and the Nasdaq Composite Index for the same period. The comparison assumes that $100 was invested on March 31, 2008, in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of our common stock.

Comparison of Cumulative Total Return Among The Advisory Board Company, the S&P 500 Index, the Russell 2000 Index, and the Nasdaq Composite Index(1)

Comparison of Five-Year Cumulative Total Return, Assumes Initial Investment of $100



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3.31.2008
3.31.2009
3.31.2010
3.31.2011
3.31.2012
3.31.2013

The Advisory Board Company | S&P 500 Index *Total Returns* | Russell 2000 Index | Nasdaq Composite Index *Total Returns*

	The Advisory Board Company	S&P 500 Index	Russell 2000 Index	Nasdaq Composite Index
March 31, 2008	$100	$100	$100	$100
March 31, 2009	$30	$62	$62	$68
March 31, 2010	$57	$93	$102	$107
March 31, 2011	$94	$107	$128	$126
March 31, 2012	$161	$116	$128	$141
March 31, 2013	$191	$133	$149	$152

(1) On June 18, 2012, the Company effected a two-for-one stock split to shareholders of record as of May 31, 2012. All per share information has been retroactively adjusted to reflect the stock split.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Advisory Board Company and Subsidiaries

Overview

We provide best practices research and analysis, business intelligence and software tools, and management and advisory services through discrete programs to approximately 4,100 organizations, including hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, colleges, universities, and other health care focused and educational institutions. Members of each program typically are charged a fixed fee and have access to an integrated set of services that may include best practice research studies, executive education seminars, customized research briefs, web-based access to the program's content database, and software tools.

Our membership business model allows us to create value for our members by providing proven solutions to common and complex problems as well as high-quality content on a broad set of relevant issues. Our growth has been driven by strong renewal rates, ongoing addition of new memberships in our existing programs, continued new program launches, acquisition activity, and continued annual price increases. Our member institution renewal rate was 91%, 92%, and 90% for fiscal 2011, 2012, and 2013, respectively. We believe high renewal rates are a reflection of our members' recognition of the value they derive from participating in our programs. Our revenue grew 30.7% in fiscal 2012 over fiscal 2011 and grew 17.1% in fiscal 2013 over fiscal 2012. Our contract value increased 30.9% to $398.3 million as of March 31, 2012 from March 31, 2011 and increased 17.1% to $466.3 million as of March 31, 2013 from March 31, 2012. We define contract value as the aggregate annualized revenue attributable to all agreements in effect at a particular date, without regard to the initial term or remaining duration of any such agreement. In each of our programs, we generally invoice and collect fees in advance of accrual revenue recognition.

Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses, depreciation and amortization expenses. Cost of services includes the costs associated with the production and delivery of our products and services, consisting of compensation for research personnel, in-house faculty, software developers, and consultants; the organization and delivery of membership meetings, teleconferences, and other events; production of published materials; technology license fees; costs of developing and supporting our web-based content and software tools; and fair value adjustments to acquisition-related earn-out liabilities. Member relations and marketing includes the costs of acquiring new members and the costs of account management, consisting of compensation (including sales incentives), travel and entertainment expenses, training of personnel, sales and marketing materials, and associated support services. General and administrative expenses include the costs of human resources and recruiting; finance and accounting; legal; management information systems; real estate and facilities management; new program development; and other administrative functions. Depreciation and amortization expense includes the cost of depreciation of our property and equipment, amortization of costs associated with the development of software and tools that are offered as part of certain of our membership programs, and amortization of acquired intangibles. Included in our operating costs for each period presented are stock-based compensation expenses and expenses representing additional payroll taxes for compensation expense as a result of the taxable income employees recognize upon their exercise of common stock options and the vesting of restricted stock units issued under our stock incentive plans.

Non-GAAP Financial Presentation

This management's discussion and analysis presents supplemental measures of our performance that are derived from our consolidated financial information but are not presented in our consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, or "GAAP." We refer to these financial measures, which are considered "non-GAAP financial measures" under SEC rules, as adjusted EBITDA, adjusted net income, and non-GAAP earnings per diluted share. See "Non-GAAP Financial Measures" below for information about our use of these non-GAAP financial measures, including our reasons for including these measures, material limitations with respect to the usefulness of the measures, and reconciliations of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

Results of Operations

The following table shows statements of income data expressed as a percentage of revenue for the periods indicated:

	Year Ended March 31,		
	2011	2012	**2013**
Revenue	100.0%	100.0%	**100.0%**
Costs and expenses:			
Cost of services, excluding depreciation and amortization	52.6	54.9	**53.2**
Member relations and marketing	22.7	19.9	**18.9**
General and administrative	13.5	12.9	**13.8**
Depreciation and amortization	2.1	2.4	**4.4**
Total costs and expenses	90.9	90.2	**90.4**
Operating income	9.1	9.8	**9.6**
Other income, net	0.7	0.8	**0.6**
Income from continuing operations before provision for income taxes and equity in loss of unconsolidated entity	9.8	10.6	**10.2**
Provision for income taxes	(3.4)	(4.1)	**(3.8)**
Equity in loss of unconsolidated entity	—	(0.4)	**(1.5)**
Net income from continuing operations	6.4	6.2	**4.9**
Discontinued operations:			
Income from discontinued operations, net of tax	0.2	0.1	**—**
Gain on sale of discontinued operations, net of tax	—	0.6	**—**
Net income from discontinued operations	0.2	0.7	**—**
Net income before allocation to noncontrolling interest	6.5	6.8	**4.9**
Net loss attributable to noncontrolling interest	—	—	**0.0**
Net income attributable to common stockholders	6.5%	6.8%	**4.9%**

Fiscal Years Ended March 31, 2011, 2012, and 2013

Net Income Attributable to Common Stockholders

Net income attributable to common stockholders increased 36.5% from $18.5 million in fiscal 2011 to $25.3 million in fiscal 2012, and decreased 12.4% to $22.2 million in fiscal 2013. The increase in net income attributable to common stockholders in fiscal 2012 was primarily due to a 30.7% increase in revenue and a gain on the sale of discontinued operations of $2.2 million, net of taxes. The effect of these factors was partially offset by increases of $54.1 million in cost of services from newly developed, acquired, and growing programs, increases of $9.6 million in marketing and member relations expense from the addition of new sales teams, and increases of $9.7 million in general and administrative expense from increased new product development costs, and increases in finance, information technology, and human resources expense incurred to support our growing employee base. Our fiscal 2012 results included our proportionate share of the net loss of Evolent Health, Inc., or "Evolent," a venture we established in the second quarter of fiscal 2012. The decrease in net income attributable to common stockholders in fiscal 2013 was primarily due to a 21.7% increase in revenue, offset in part by an increase in our proportionate share of the net loss of Evolent from $1.3 million to $6.8 million in fiscal 2013. Other factors that contributed to the lower net income in fiscal 2013 included increases of $41.9 million in cost of services to support newly developed, acquired and growing programs, increases of $11.4 million in marketing and member relations expense from the addition of new sales teams, and increases of $14.3 million in general and administrative expense related to increased new product development costs, and increases in finance, information technology, and human resources expense incurred to support our growing employee base.

Adjusted Net Income, Non-GAAP Earnings Per Diluted Share, and Adjusted EBITDA

Adjusted net income increased 41.2% from $27.9 million, or $0.85 non-GAAP earnings per diluted share, in fiscal 2011 to $39.4 million, or $1.13 non-GAAP earnings per diluted share, in fiscal 2012, and 13.7% to $44.8 million, or $1.23 non-GAAP earnings per diluted share, in fiscal 2013. Adjusted EBITDA increased 48.6% from $47.3 million in fiscal 2011 to $70.3 million in fiscal 2012, and 18.1% to $83.0 million in fiscal 2013. The increases in adjusted net income and adjusted EBITDA were due to increased revenue, the effect of which was partially offset by the costs of new and growing programs, increased investment in our general and administrative infrastructure to support our growing employee base, and an increase in expense resulting from the addition of new sales teams.

Revenue

Revenue increased 30.7% from $283.4 million in fiscal 2011 to $370.3 million in fiscal 2012, and 21.7% to $450.8 million in fiscal 2013. Our contract value increased 30.9% from $304.3 million as of March 31, 2011 to $398.3 million as of March 31, 2012, and 17.1% to $466.3 million as of March 31, 2013.

The increase in revenue in fiscal 2012 over fiscal 2011 was primarily attributable to the introduction and expansion of new programs, including revenue from our August 2011 acquisition of PivotHealth, LLC, or "PivotHealth," a full fiscal year of revenue from the February 2011 acquisition of Cielo MedSolutions, LLC, or "Cielo," the cross-selling of existing programs to existing members, and, to a lesser degree, price increases. The increase in revenue in fiscal 2013 over fiscal 2012 was primarily attributable to the introduction and expansion of new programs, including revenue from our fiscal 2013 acquisitions of ActiveStrategy, Inc. ("ActiveStrategy") and 360Fresh, Inc. ("360Fresh"), a full fiscal year of revenue from the August 1, 2011 acquisition of PivotHealth, our cross-selling of existing programs to existing members, and, to a lesser degree, price increases.

We offered 50 membership programs as of March 31, 2011, 53 membership programs as of March 31, 2012, and 57 membership programs as of March 31, 2013. Our membership base consisted of 3,179 member institutions as of March 31, 2011, 3,726 member institutions as of March 31, 2012, and 4,114 member institutions as of March 31, 2013. Our average contract value per member was $95,722 as of March 31, 2011, compared to $106,901 as of March 31, 2012, and $113,352 as of March 31, 2013.

Cost of Services

Cost of services increased 36.7% from $144.9 million in fiscal 2011 to $198.1 million in fiscal 2012, and 21.2% to $240.0 million in fiscal 2013. As a percentage of revenue, cost of services was 51.1% for fiscal 2011, 53.5% for fiscal 2012, and 53.2% for fiscal 2013. The increase of $53.2 million in cost of services for fiscal 2012 over fiscal 2011 was primarily attributable to growth and expansion of our Crimson and Southwind programs, an increase of $11.1 million from programs acquired in 2011, and $6.7 million in fair value adjustments to our acquisition-related earn-out liabilities. The increase of $41.9 million in cost of services for fiscal 2013 over fiscal 2012 was primarily attributable to an increase of $7.2 million in expenses related to our Southwind programs, which included a full year of Pivot expenses, and increases of $30.2 million in expenses related to our new and growing physician related software programs. The increases in cost of services over the three fiscal years also reflected higher costs associated with the delivery of program content and tools to our expanded membership base, including increased staffing, licensing fees, and other costs.

Member Relations and Marketing Expense

Member relations and marketing expense increased 14.9% from $64.3 million in fiscal 2011 to $73.9 million in fiscal 2012, and 15.4% to $85.3 million in fiscal 2013. As a percentage of revenue, member relations and marketing expense in fiscal 2011, 2012, and 2013 was 22.7%, 19.9%, and 18.9%, respectively. The total dollar increases in member relations and marketing expense over each of the fiscal years were primarily attributable to an increase in sales staff and related travel and other associated costs, as well as to an increase in member relations personnel and related costs required to serve our expanding membership base. We had an average of 135, 148, and 172 new business development teams during fiscal 2011, 2012, and 2013, respectively.

General and Administrative Expense

General and administrative expense increased 25.3% from $38.2 million in fiscal 2011 to $47.9 million in fiscal 2012, and 29.8% to $62.2 million in fiscal 2013. As a percentage of revenue, general and administrative expense in fiscal 2011, 2012, and 2013 was 13.5%, 12.9%, and 13.8%, respectively. The increase of $9.7 million in general and administrative expense for fiscal 2012 was primarily attributable to an increase of $2.3 million in recruiting, human resources, and finance personnel costs incurred to support our growing employee base, an increase in new product development costs of $2.4 million, which included legal costs relating to our acquisitions of PivotHealth and Cielo and formation of Evolent, and an increase in share-based compensation of $2.0 million. The increase of $14.3 million in general and administrative expense for fiscal 2013 was primarily attributable to an increase of $8.0 million in costs incurred to improve our finance, human resources, and information technology infrastructure to support our growing employee base and number of office locations; increased legal infrastructure costs; external advisory spending related to our new credit facility of $0.6 million; and an increase in share-based compensation expense of $0.9 million. As of March 31, 2013, we had approximately 2,400 employees compared to approximately 1,850 employees as of March 31, 2012.

Depreciation and Amortization

Depreciation and amortization expense increased from $10.1 million, or 3.6% of revenue, in fiscal 2011, to $14.1 million, or 3.8% of revenue, in fiscal 2012, and to $19.9 million, or 4.4% of revenue, in fiscal 2013. The increase in fiscal 2012 was primarily due to increased amortization expense from technology acquired in the Cielo acquisition, amortization expense attributable to developed capitalized internal-use software tools, and depreciation on our newly constructed Austin, Texas office and expansion of our Washington, D.C. headquarters. The increase in fiscal 2013 was primarily due to increased amortization expense attributable to developed capitalized internal-use software tools, amortization expense on intangibles acquired in our fiscal 2013 acquisitions of 360Fresh and ActiveStrategy, and depreciation on expansion of our Washington, D.C. headquarters.

Other Income, Net

Other income, net increased from $1.9 million in fiscal 2011 to $3.0 million in fiscal 2012, and decreased to $2.6 million in fiscal 2013. Other income, net consists of interest income, revolving credit facility fees, gains and losses on investment in common stock warrants, and foreign currency gains and losses. Other income, net consisted of interest income of $1.7 million and a foreign exchange rate gain of $0.2 million in fiscal 2011; interest income of $2.4 million, a foreign exchange rate gain of $0.1 million, and a gain of $0.5 million on an investment in common stock warrants in fiscal 2012; and interest income of $3.4 million, revolving credit facility fees of $0.4 million, a foreign exchange rate loss of $0.5 million, and a gain of $0.1 million on an investment in common stock warrants in fiscal 2013. Higher average cash and investment balances contributed to an increase in interest income from $1.7 million in fiscal 2011 to $2.4 million in fiscal 2012 and to $3.4 million in fiscal 2013. During fiscal 2011, 2012, and 2013, we recognized foreign exchange gains of $0.2 million, $0.1 million, and a foreign exchange loss of $0.5 million, respectively, as a result of the effect of fluctuating currency rates on our receivable balances denominated in foreign currencies.

Provision for Income Taxes

Our provision for income taxes was $9.7 million, $15.2 million, and $17.3 million in fiscal 2011, 2012, and 2013, respectively. Our effective tax rate in fiscal 2011, 2012, and 2013 was 34.9%, 38.6%, and 37.5%, respectively. The increase in our effective tax rate in fiscal 2012 was primarily due to the effects that higher net income attributable to common stockholders has on our effective rate when compared to the fixed nature of our Washington D.C. tax credits that we receive due to our status as a Qualified High Technology Company under the New E-conomy Transformation Act of 2000. The decrease in our effective tax rate in fiscal 2013 was primarily due to a higher balance of tax-exempt investments and an increase in Washington, D.C. tax credits that we received under the New E-conomy Transformation Act of 2000, partially offset by a slight increase in our effective state tax rate due to changes in apportionment.

Equity in Loss of Unconsolidated Entity

Our proportionate share of the losses of Evolent during fiscal 2012 and 2013 were $1.3 million and $6.8 million, respectively. Evolent was established in August 2011 and continues to be in the early stages of its business plan. As a result, we expect Evolent to incur losses and require additional funding in the future. The losses recognized during fiscal year 2013 were partially offset by a $1.1 million gain on investment recognized in connection with additional equity investment from certain early customers in July 2012.

Income from Discontinued Operations, Net of Tax

On January 20, 2012, we sold substantially all of the assets of our OptiLink business. As a result, the net income generated by OptiLink of $0.4 million and $0.3 million in fiscal 2011, and 2012, respectively, has been presented as discontinued operations.

Gain on Sale of Discontinued Operations

In fiscal 2012, we recorded a gain of $2.2 million from the sale of OptiLink, after tax.

Net Loss Attributable to Noncontrolling Interest

On July 5, 2012, we entered into an agreement with an entity created for the sole purpose of providing consulting services for us on an exclusive basis. We determined that this entity meets the definition of a variable interest entity over which we have significant influence and, as a result, have consolidated the results of this entity into our consolidated financial statements. As of March 31, 2013, we have a 0% ownership interest in this entity which resulted in income to us from the allocation of losses to the noncontrolling interest of $0.1 million in fiscal 2013.

Stock-Based Compensation Expense

We recognized the following stock-based compensation expense in the consolidated statements of income line items for stock options and RSUs issued under our stock incentive plans and for shares issued under our employee stock purchase plan for fiscal 2011, 2012, and 2013 (in thousands except per share amounts):

	Year Ended March 31,		
	2011	2012	**2013**
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 2,763	$ 3,440	**$ 3,975**
Member relations and marketing	1,663	2,133	**2,643**
General and administrative	4,366	6,413	**7,295**
Depreciation and amortization	—	—	**—**
Total costs and expenses	8,792	11,986	**13,913**
Operating income	(8,792)	(11,986)	**(13,913)**
Net income attributable to common stockholders	$(5,725)	$ (7,359)	**$ (8,686)**
Impact on diluted earnings per share	$ (0.18)	$ (0.21)	**$ (0.24)**

There are no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type for fiscal 2011, 2012, and 2013 was as follows (in thousands):

	Year Ended March 31,		
	2011	2012	**2013**
Stock-based compensation expense by award type:			
Stock options	$ 3,590	$ 5,072	**$ 5,000**
Restricted stock units	5,202	6,914	**8,913**
Employee stock purchase rights	—	—	**—**
Total stock-based compensation	$ 8,792	$11,986	**$13,913**

As of March 31, 2013, $26.0 million of total unrecognized compensation cost related to stock-based compensation is expected to be recognized over a weighted average period of 1.4 years.

Non-GAAP Financial Measures

We use non-GAAP financial measures to supplement the financial information presented on a GAAP basis. The non-GAAP financial measures presented in this report include adjusted EBITDA, adjusted net income, and non-GAAP earnings per diluted share. We define "adjusted EBITDA" as net income attributable to common stockholders before adjustment for the items set forth in the first table below. We define "adjusted net income" as net income attributable to common stockholders excluding the net of tax effect of the items set forth in the second table below, We define "non-GAAP earnings per diluted share" as earnings per diluted share excluding the net of tax effect of the items set forth in the third table below.

Our management believes that providing information about adjusted EBITDA, adjusted net income, and non-GAAP earnings per diluted share facilitates an assessment by our investors of the Company's fundamental operating trends and addresses concerns of management and investors that the various gains and expenses excluded from these measures may obscure such underlying trends. Our management uses these non-GAAP financial measures, together with financial measures prepared in accordance with GAAP, to enhance its understanding of our core operating performance, which represents our views concerning our performance in the ordinary, ongoing, and customary course of our operations. In the future, we are likely to incur income and expenses similar to the items for which the applicable GAAP measures have been adjusted and to report non-GAAP financial measures excluding such items. Accordingly, the exclusion of those and similar items in our non-GAAP presentation should not be interpreted as implying that the items are non-recurring, infrequent, or unusual.

The information about our core operating performance provided by our non-GAAP financial measures is used by management for a variety of purposes. Management uses the non-GAAP financial measures for internal budgeting and other managerial purposes in part because the measures enable management to evaluate projected operating results and make comparative assessments of our performance over time while isolating the effects of items that vary from period to period without any correlation to core operating performance, such as tax rates, interest income and foreign currency exchange rates, periodic costs of certain capitalized tangible and intangible assets, share-based compensation expense, and certain non-cash and special charges. The effects of the foregoing items also vary widely among similar companies, and affect the ability of management and investors to make company-to-company comparisons. In addition, merger and acquisition activity can have inconsistent effects on earnings that are not related to core operating performance due, for instance, to charges relating to acquisition costs, the amortization of acquisition-related intangibles, and fluctuations in the fair value of contingent earn-out liabilities, and investments in common stock warrants. Companies also exhibit significant variations with respect to capital structure and cost of capital (which affect relative interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. By eliminating some of the foregoing variations, management believes that the Company's non-GAAP financial measures allow management and investors to evaluate more effectively the Company's performance relative to that of its competitors and peer companies. Similarly, our management believes that because of the variety of equity awards used by companies, the varying methodologies for determining both share-based compensation and share-based compensation expense among companies, and from period to period, and the subjective assumptions involved in those determinations, excluding share-based compensation from our non-GAAP financial measures enhances company-to-company comparisons over multiple fiscal periods.

Our non-GAAP measures may be calculated differently from similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits their usefulness as comparative measures. In addition, there are other limitations associated with the non-GAAP financial measures we use, including the following:

- the non-GAAP financial measures generally do not reflect all depreciation and amortization, and although the assets being depreciated and amortized will in some cases have to be replaced in the future, the measures do not reflect any cash requirements for such replacements;
- the non-GAAP financial measures do not reflect the expense of equity awards to employees;
- the non-GAAP financial measures do not reflect the effect of earnings or charges resulting from matters that management considers not indicative of our ongoing operations, but which may recur from year to year; and
- to the extent that we change our accounting for certain transactions or other items from period to period, our non-GAAP financial measures may not be directly comparable from period to period.

Our management compensates for these limitations by relying primarily on our GAAP results and using the non-GAAP financial measures only as a supplemental measure of our operating performance, and by considering independently the economic effects of the foregoing items that are or are not reflected in the non-GAAP measures. Due to their limitations, our non-GAAP financial measures should be considered by our investors only in addition to financial measures prepared in accordance with GAAP, and should not be considered to be a substitute for, or superior to, the GAAP measures as indicators of operating performance.

A reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures is provided below (unaudited, in thousands).

	Year Ended March 31,		
	2011	2012	**2013**
Net income attributable to common stockholders	$18,524	$25,293	**$22,163**
Equity in loss of unconsolidated entity	—	1,337	**6,756**
Gain on sale of discontinued operations, net of tax	—	(2,155)	**—**
Provision for income taxes from continuing operations	9,691	15,203	**17,259**
Income from discontinued operations, net of tax	(444)	(286)	**—**
Other income, net	(1,866)	(3,034)	**(2,604)**
Depreciation and amortization	10,692	14,656	**19,885**
Acquisition and transaction charges	408	648	**851**
Fair value adjustments to acquisition-related earn-out liabilities	1,500	6,678	**4,759**
Share-based compensation expense	8,792	11,986	**13,912**
Adjusted EBITDA	$47,297	$70,326	**$82,981**

	Year Ended March 31,		
	2011	2012	**2013**
Net income attributable to common stockholders	$18,524	$25,293	**$22,163**
Equity in loss of unconsolidated entity	—	1,337	**6,756**
Gain on sale of discontinued operations, net of tax	—	(2,155)	**—**
Income from discontinued operations, net of tax	(444)	(286)	**—**
Amortization of acquisition-related intangibles, net of tax	2,921	3,502	**3,804**
Acquisition and similar transaction charges, net of tax	277	405	**524**
Fair value adjustments to acquisition-related earn-out liabilities, net of tax	963	4,163	**2,948**
Gain on investment in common stock warrants, net of tax	—	(263)	**(68)**
Share-based compensation expense, net of tax	5,705	7,388	**8,686**
Adjusted net income	$27,946	$39,384	**$44,814**

	Year Ended March 31,		
	2011	2012	**2013**
GAAP earnings per diluted share	$ 0.57	$ 0.73	**$ 0.61**
Equity in loss of unconsolidated entity	—	0.04	**0.19**
Gain on sale of discontinued operations, net of tax	—	(0.06)	**—**
Income from discontinued operations, net of tax	(0.02)	(0.01)	**—**
Amortization of acquisition-related intangibles, net of tax	0.09	0.10	**0.10**
Acquisition and similar transaction charges, net of tax	0.01	0.01	**0.02**
Fair value adjustments to acquisition-related earn-out liabilities, net of tax	0.03	0.12	**0.08**
Gain on investment in common stock warrants, net of tax	—	(0.01)	**(0.01)**
Share-based compensation expense, net of tax	0.17	0.21	**0.24**
Non-GAAP earnings per diluted share	$ 0.85	$ 1.13	**$ 1.23**

Liquidity and Capital Resources

Cash flows generated from operating activities represent our primary source of liquidity. We believe that existing cash, cash equivalents, marketable securities balances, and operating cash flows will be sufficient to support our expected operating and capital expenditures, as well as share repurchases, during at least the next 12 months. We had cash, cash equivalents, and marketable securities balances of $188.1 million as of March 31, 2012 and $214.7 million as of March 31, 2013. We expended $6.6 million and $18.0 million in cash to purchase shares of our common stock through our share repurchase program during fiscal 2012 and 2013, respectively. We had no long-term indebtedness as of March 31, 2012 or 2013.

Cash Flows from Operating Activities

The combination of revenue growth, profitable operations, and payment for memberships in advance of accrual revenue typically results in operating activities that generate cash flows in excess of net income attributable to common stockholders on an annual basis. Net cash flows provided by operating activities were $50.5 million in fiscal 2011, $92.8 million in fiscal 2012, and $81.8 million in fiscal 2013. The increase in net cash flows provided by operating activities in fiscal 2012 was primarily attributable to acceleration in contract value and deferred revenue growth, as well as to an increase in adjusted net income. The decrease in net cash flows provided by operating activities in fiscal 2013 was due to the timing of payments received, and to a lesser extent, an increase in certain acquisition-related earn-out payments classified as cash flows used in operating activities.

Cash Flows from Investing Activities

Our cash management, investment, and acquisition strategy and capital expenditure programs affect investing cash flows. Net cash flows used in investing activities were $91.9 million in fiscal 2011, $87.6 million in fiscal 2012, and $105.5 million in fiscal 2013.

In fiscal 2011, investing activities used $91.9 million in cash, primarily consisting of $42.6 million used in our acquisitions of Concuity and Cielo, $37.0 million used on the net purchases of marketable securities, and $12.3 million used for capital expenditures.

In fiscal 2012, investing activities used $87.6 million in cash, primarily consisting of $16.9 million used in our acquisition of PivotHealth, our initial capital contribution of $10.0 million to Evolent, capital expenditures of $32.0 million, and the net purchases of marketable securities of $40.5 million. The effect of these expenditures was partially offset by the net proceeds of $7.8 million realized on the sale of discontinued operations and the receipt of $4.0 million in previously escrowed funds relating to the acquisition of Concuity.

In fiscal 2013, investing activities used $105.5 million in cash, primarily consisting of $31.9 million used in our acquisitions of 360Fresh and ActiveStrategy, the purchase of a $4.4 million note receivable from Evolent, capital expenditures of $38.9 million, and the net purchases of $31.3 million of marketable securities.

Cash Flows from Financing Activities

We had net cash flows provided by financing activities of $10.6 million in fiscal 2011, $25.1 million in fiscal 2012, and $20.8 million in fiscal 2013.

In fiscal 2011, we had net cash flows provided by financing activities of $10.6 million, consisting of $17.8 million from the exercise of stock options, $0.2 million received from the issuance of common stock under our employee stock purchase plan, and $2.6 million in excess tax benefits resulting from the exercise of employee options. The effect of those items was partially offset by our repurchase of 188,930 shares of our common stock for approximately $8.3 million and our use of $1.6 million to satisfy minimum employee tax withholding for vested restricted stock units.

In fiscal 2012, we had net cash flows provided by financing activities of $25.1 million, consisting of $31.0 million from the exercise of stock options, $0.2 million received from the issuance of common stock under our employee stock purchase plan, and $7.6 million in excess tax benefits resulting from the exercise of employee options. The effect of those items was partially offset by our repurchase of 111,719 shares of our common stock for approximately $6.6 million, $4.8 million expended in acquisition-related earn-out payments, and our use of $2.4 million to satisfy minimum employee tax withholding for vested restricted stock units.

In fiscal 2013, we had net cash flows provided by financing activities of $20.8 million, consisting of $24.1 million from the exercise of stock options, $0.4 million received from the issuance of common stock under our employee stock purchase plan, and $20.5 million in excess tax benefits resulting from the exercise of employee options. The effect of those items was partially offset by our repurchase of 98,433 shares of our common stock for approximately $18.0 million, our use of $4.1 million to satisfy minimum employee tax withholding for vested restricted stock units, $1.4 million expended in acquisition-related earn-out payments, and $0.8 million used to pay credit facility issuance costs.

Revolving Credit Facility

On July 30, 2012, we obtained a $150.0 million five-year senior secured revolving credit facility under a credit agreement with a syndicate of lenders.

Under the revolving credit facility, up to $150.0 million principal amount of borrowings and other credit extensions may be outstanding at any time. The facility loans may be borrowed, repaid and reborrowed from time to time during the term of the facility and will mature and be payable in full on July 30, 2017. At our election, and upon our satisfaction of specified conditions, the maximum principal amount available under the credit agreement may be increased by up to an additional $50.0 million in minimum increments of $10.0 million, which may be made available by increasing the revolving loan commitments or by our entry into one or more tranches of term loans. The credit agreement contains a sublimit for up to $5.0 million principal amount of swing line loans outstanding at any time and a sublimit for the issuance of up to $10.0 million of letters of credit outstanding at any time.

The revolving credit facility was undrawn at the facility closing date of July 30, 2012. As of the date of this report, there were no amounts outstanding under the credit facility and $150.0 million was available for borrowing thereunder. We may use the proceeds of borrowings under the facility, when drawn, to finance working capital needs and for general corporate purposes, including permitted acquisitions.

Amounts drawn under the revolving credit facility generally will bear interest at an annual rate calculated, at our option, on the basis of either (a) an alternate base rate plus the applicable margin for alternate base rate loans under the credit agreement, which ranges from 0.75% to 1.50% based on our total leverage ratio, or (b) an adjusted LIBO rate plus the applicable margin for eurocurrency loans under the credit agreement, which ranges from 1.75% to 2.50% based on our total leverage ratio. We are required to pay a commitment fee on the unutilized portion of the facility at an annual rate of between 0.25% and 0.40% based on our total leverage ratio. The interest rate on the alternate base rate loans will fluctuate as the base rate fluctuates, while the interest rate on the eurocurrency loans will be adjusted at the end of each applicable interest period. At the facility closing date, the applicable margin for alternate base rate loans was 0.75% and the applicable margin for eurocurrency loans was 1.75%. Interest on alternate base rate loans will be payable quarterly in arrears, while interest on eurocurrency loans will be payable at the end of each applicable interest period, which may be one, two, three, or nine months, except that, in the case of a six-month interest period, interest will be payable at the end of each three-month period.

The Advisory Board Company is the borrower under the revolving credit facility. All of The Advisory Board Company's obligations under the facility are and will be guaranteed by certain of our existing and future domestic subsidiaries. Our obligations and the obligations of each subsidiary guarantor under the facility are and will be secured by first-priority liens on, and first-priority security interests in, substantially all of our assets, including a pledge of some or all of the capital stock of each of our domestic subsidiaries held by such loan party.

The revolving credit facility contains customary negative covenants restricting certain actions that may be taken by us and our subsidiaries. Subject to specified exceptions, these covenants limit our ability and the ability of our subsidiaries to incur indebtedness, create liens on their assets, pay cash dividends, repurchase our common stock and make other restricted payments, make investments or loans to other parties, sell assets, engage in mergers and acquisitions, enter into transactions with affiliates, and change their business. The facility also contains customary affirmative covenants, including, among others, covenants requiring compliance with laws, maintenance of corporate existence, licenses, properties and insurance, payment of taxes and performance of other material obligations, and delivery of financial and other information to the lenders under the credit agreement.

We are required under the credit agreement to satisfy the following three financial ratios, each of which will be measured for us and our subsidiaries on a consolidated basis as of the end of each fiscal quarter:

- a maximum total leverage ratio, under which the ratio of consolidated total indebtedness to consolidated earnings before interest, taxes, depreciation, amortization, and other items specified in the credit agreement ("EBITDA") may not be greater than 3.50 to 1.00;
- a maximum senior secured leverage ratio, under which the ratio of consolidated total secured indebtedness to consolidated EBITDA may not be greater than 2.50 to 1.00; and
- a minimum interest coverage ratio, under which the ratio of consolidated EBITDA to consolidated interest expense may not be less than 3.00 to 1.00.

Consolidated EBITDA as defined in the credit agreement currently is not computed, and in the future may not be computed, in the same manner in which we define "adjusted EBITDA" from time to time for purposes of reports we file with the SEC and present in our other publicly available financial disclosures.

We were in compliance with these financial covenants as of March 31, 2013.

Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2013. These obligations relate to leases for our headquarters and other offices, which are more fully described in Note 17, "Commitments and contingencies," to our consolidated financial statements included elsewhere in this report.

	Payment Due by Period				
(In thousands)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Non-cancelable operating leases	$80,902	$12,537	$24,954	$23,749	$19,662

In addition to the contractual obligations above, as of March 31, 2013 we have payments of up to $15.2 million contingently payable through December 31, 2014 related to business acquisitions. For additional detail, see Note 5, "Fair value measurements," to our consolidated financial statements included elsewhere in this report.

Share Repurchase Program

In January 2004, our Board of Directors authorized the repurchase by us from time to time of up to $50 million of our common stock. This authorization was increased in cumulative amount to $100 million in October 2004, to $150 million in February 2006, to $200 million in January 2007, to $250 million in July 31, 2007, and to $350 million in April 2008. We intend to fund any future share repurchases with cash on hand and with cash generated from operations. No minimum number of shares for repurchase has been fixed, and the share repurchase authorization has no expiration date. All repurchases have been made in the open market pursuant to this publicly announced repurchase program. As of March 31, 2013, the remaining authorized repurchase amount was $9.0 million. On May 8, 2013, subsequent to the end of our fiscal year, our Board of Directors authorized an increase in the share repurchase program of repurchases of up to an additional $100 million of our common stock, bringing the total authorized amount that could be spent under the program to $450 million since its inception.

Exercise of Stock Options and Purchases under Our Employee Stock Purchase Plan

Options granted to participants under our stock-based incentive compensation plans that were exercised to acquire shares in fiscal 2011, 2012, and 2013 generated cash of approximately $17.8 million, $31.0 million, and $24.1 million, respectively, from payment of option exercise prices. In addition, in fiscal 2011, 2012, and 2013 cash flows of approximately $0.2 million, $0.2 million, and $0.4 million, respectively, were provided by discounted stock purchases by participants under our employee stock purchase plan.

Off-Balance Sheet Arrangements

As of March 31, 2013, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually limited purposes.

Summary of Critical Accounting Policies

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive identification of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. Certain of our accounting policies are particularly important to the presentation of our financial condition and results of operations and may require the application of significant judgment by our management. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observation of trends in the industry, information provided by our members, and information available from other outside sources, as appropriate. For a more detailed discussion on the application of these and other accounting policies, see Note 2, "Summary of significant accounting policies," to our consolidated financial statements included elsewhere in this report. Our critical accounting policies are discussed below.

Revenue Recognition

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectibility is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable during the subsequent twelve month period and related deferred revenue are recorded upon the commencement of the membership or collection of fees, if earlier. In many of our higher priced programs and membership agreements with terms that are greater than one year, fees may be billed on an installment basis.

Our membership agreements with our customers generally include more than one deliverable. Deliverables are determined based upon the availability and delivery method of the services and may include: best practices research; executive education curricula; web-based content, databases, and calculators; performance or benchmarking reports; diagnostic tools; interactive advisory support; and software tools. Access to such deliverables is generally available on an unlimited basis over the membership period. When an agreement contains multiple deliverables, we review the deliverables to determine if they qualify as separate units of accounting. In order for deliverables in a multiple-deliverable arrangement to be treated as separate units of accounting, the deliverables must have standalone value upon delivery, and delivery or performance of undelivered items in an arrangement with a general right of return must be probable. If we determine that there are separate units of accounting, arrangement consideration at the inception of the membership period is allocated to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes vendor specific objective evidence, or "VSOE," if available; third-party evidence, or "TPE," if VSOE is not available; or best estimate of selling price if neither VSOE nor TPE is available.

Our membership programs may contain certain deliverables that do not have standalone value and therefore are not accounted for separately. In general, the deliverables in membership programs are consistently available throughout the membership period, and, as a result, the consideration is recognized ratably over the membership period. When a service offering includes unlimited and limited service offerings, revenue is then recognized over the appropriate service period, either ratably, if the service is consistently available, or, if the service is not consistently available, upon the earlier of the delivery of the service or the completion of the membership period, provided that all other criteria for recognition have been met.

Certain membership programs incorporate hosted software tools. In many of these agreements, members are charged set-up fees in addition to subscription fees for access to the hosted web-based software tools and related membership services. Both set-up fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally three years, and is consistent with the pattern of the delivery of services under these arrangements. Upon launch of a new program that incorporates a software tool, all program revenue is deferred until the program is generally available for release to our membership, and then recognized ratably over the remainder of the contract term of each agreement.

We also perform professional services sold under separate agreements that include management and consulting services. We recognize professional services revenues on a time-and-materials basis as services are rendered.

Although we believe that our approach to estimates and judgments with respect to revenue recognition is reasonable, actual results could differ and we may be exposed to increases or decreases in revenue that could be material.

Allowance for Uncollectible Revenue
Our ability to collect outstanding receivables from our members has an effect on our operating performance and cash flows. We maintain an allowance for uncollectible revenue as a reduction of revenue based on our ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, we examine our collections history, the age of accounts receivable in question, any specific member collection issues that have been identified, general market conditions, and current economic trends.

Property and Equipment
Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain membership programs, we provide software tools under a hosting arrangement where the software application resides on our service providers' hardware. The members do not take delivery of the software and only receive access to the software tools during the term of their membership agreement.

Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs and payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

Acquired developed technology is classified as property and equipment because the developed software application resides on our service providers' hardware. Amortization for acquired developed software is included in the depreciation and amortization line item of our consolidated statements of income. Acquired developed software is amortized over its estimated useful life of six years based on the cash flow estimate used to determine the value of the intangible asset.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Business Combinations
We record acquisitions using the purchase method of accounting. All of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration are recognized at their fair value on the acquisition date. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in a valuation allowance are recognized as a reduction or increase to expense or as a direct adjustment to additional paid-in capital as required. We capitalize any acquired in-process research and development as an intangible asset and amortize it over its estimated useful life. Acquisition-related costs are recorded as expenses in the consolidated financial statements. Increases or decreases in the fair value of contingent consideration obligations resulting from changes in the estimates of earn-out results can materially impact the financial statements. As of March 31, 2013, we had a liability of $15.2 million for contingent consideration related to acquisitions.

Goodwill and Other Intangible Assets
The excess cost of an acquisition over the fair value of the net assets acquired is recorded as goodwill. Goodwill and other intangible assets with indefinite lives are not amortized, but rather tested for impairment on an annual basis as of March 31, or more frequently if events or changes in circumstances indicate potential impairment. We have concluded that our reporting units we use to assess goodwill impairment are the same as our operating segments.

When testing for impairment, we first perform a qualitative assessment on a reporting unit to determine whether further quantitative impairment testing is necessary. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. If the quantitative testing indicates that goodwill is impaired, the carrying value of goodwill is written down to fair value. We determine the fair value of our reporting units based on the income approach, under which the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur. Based on our qualitative assessment as of March 31, 2013, we had no reporting unit that our management believed was at risk of failing an impairment test that would result in an impairment charge. No quantitative testing was deemed necessary.

Other intangible assets consist of capitalized software for sale and acquired intangibles. We capitalize consulting costs and payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. We determine that technological feasibility is established by the completion of a detailed program design or, in its absence, completion of a working model. Once the software product is ready for general availability, we cease capitalizing costs and begin amortizing the intangible asset on a straight-line basis over its estimated useful life through cost of services on our consolidated statements of income. The weighted average estimated useful life of capitalized software is five years. Other intangible assets include assets that arise from business combinations consisting of developed technology, non-competition covenants, trademarks, contracts, and customer relationships that are amortized, on a straight-line basis, over six months to ten years. Finite-lived intangible assets are required to be amortized over their useful lives and are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Future business and economic conditions, as well as differences related to any of the assumptions discussed herein, could materially impact the financial statements through impairment of goodwill and intangibles and/or acceleration of the amortization period of the purchased intangibles, which are finite-lived assets.

Recovery of Long-Lived Assets (Excluding Goodwill)
We record our long-lived assets, such as property and equipment, at cost. We review the carrying value of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss, if any, is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. We consider expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. If we determine that an asset's carrying value is impaired, we will record a write-down of the carrying value of the identified asset and charge the impairment as an operating expense in the period in which the determination is made. Although we believe that the carrying values of our long-lived assets are appropriately stated, changes in strategy or market conditions or significant technological developments could significantly impact these judgments and require adjustments to recorded asset balances.

Deferred Incentive Compensation and Other Charges
Incentive compensation to our employees related to the negotiation of new and renewal memberships, license fees to third-party vendors for tools, data, and software incorporated in specific memberships that include software tools, and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Income Taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Stock-Based Compensation

We measure and recognize stock-based compensation cost based on the estimated fair values of the stock-based awards on the grant date. Stock-based compensation costs are recognized as an expense in the consolidated statements of income over the vesting periods of the awards. We calculate the grant date estimated fair value of all stock options, with the exception of the stock options issued with market-based conditions, using a Black-Scholes valuation model. The fair value of stock options issued with market-based conditions is calculated on the date of grant using a lattice option-pricing model. Determining the estimated fair value of stock-based awards is subjective in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of our shares, and forfeiture rates of the awards. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Our fair value estimates are based on assumptions we believe are reasonable but that are inherently uncertain. The fair value of restricted stock units is determined as the fair market value of the underlying shares on the date of grant.

To the extent we change the terms of our employee stock-based compensation programs, experience market volatility in the pricing of our common stock that increases the implied volatility calculation, or refine different assumptions in future periods such as forfeiture rates that differ from our current estimates, among other potential factors, the stock-based compensation expense that we record in future periods and the tax benefits that we realize may differ significantly from the expense and the tax benefits we have recorded in previous reporting periods.

Recent Accounting Pronouncements

See Note 2, "Summary of significant accounting policies," to our consolidated financial statements included elsewhere in this report for a description of recent accounting pronouncements, including the expected dates of adoption.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents, and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents include investments in highly liquid U.S. Treasury obligations with maturities of less than three months. As of March 31, 2013, our marketable securities consisted of $131.4 million in tax-exempt notes and bonds issued by various states, and $25.4 million in U.S. government-sponsored enterprise securities. The weighted average maturity on all our marketable securities as of March 31, 2013 was approximately 5.9 years. We perform periodic evaluations of the relative credit ratings related to our cash, cash equivalents, and marketable securities. Our portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. Due to the nature of our investments we have not prepared quantitative disclosure for interest rate sensitivity in accordance with Item 305 of the SEC's Regulation S-K as we believe the effect of interest rate fluctuations would not be material.

Foreign Currency Risk

Although they accounted for approximately 3.6% of our fiscal 2013 revenue, our international operations subject us to risks related to currency exchange fluctuations. Prices for our services sold to members located outside the United States are sometimes denominated in local currencies (primarily the British Pound Sterling). As a consequence, increases in the U.S. dollar against local currencies in countries where we have members would result in a foreign exchange loss recognized by us. In fiscal 2011, 2012, and 2013, we recorded foreign currency exchange gains of $0.2 million, $0.1 million, and a foreign currency exchange loss of $0.5 million, respectively, which are included in other income, net in our consolidated statements of income. A hypothetical 10% change in foreign currency exchange rates would not have a material impact on our financial position as of March 31, 2013.

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Stockholders
The Advisory Board Company and subsidiaries

We have audited the accompanying consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advisory Board Company and subsidiaries at March 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Advisory Board Company's internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2013 expressed an unqualified opinion thereon.


Ernst + Young LLP

Baltimore, Maryland
May 30, 2013

Consolidated Balance Sheets

The Advisory Board Company and Subsidiaries

(In thousands, except share and per share amounts)	March 31, 2012	March 31, 2013
Assets		
Current assets:		
Cash and cash equivalents	$ 60,642	**$ 57,829**
Marketable securities, current	4,823	**16,611**
Membership fees receivable, net	281,584	**351,598**
Prepaid expenses and other current assets	6,705	**15,477**
Deferred income taxes, current	7,255	**7,664**
Total current assets	361,009	**449,179**
Property and equipment, net	49,653	**71,174**
Intangible assets, net	19,384	**32,381**
Deferred incentive compensation and other charges	53,369	**73,502**
Deferred income taxes, net of current portion	7,655	**3,888**
Marketable securities, net of current portion	122,621	**140,228**
Goodwill	74,235	**95,540**
Investment in unconsolidated entity	8,662	**1,907**
Other non-current assets	9,000	**9,908**
Total assets	$705,588	**$877,707**
Liabilities and Stockholders' Equity		
Current liabilities:		
Deferred revenue, current	$313,958	**$386,739**
Accounts payable and accrued liabilities	57,529	**75,089**
Accrued incentive compensation	18,691	**21,033**
Total current liabilities	390,178	**482,861**
Deferred revenue, net of current portion	78,498	**97,563**
Other long-term liabilities	19,865	**15,866**
Total liabilities	488,541	**596,290**
Redeemable noncontrolling interest	—	**100**
The Advisory Board Company's stockholders' equity:		
Preferred stock, par value $0.01; 5,000,000 shares authorized, zero shares issued and outstanding	—	**—**
Common stock, par value $0.01; 135,000,000 shares authorized, 46,994,560 and 35,138,465 shares issued as of March 31, 2012 and 2013, respectively, and 33,729,780 and 35,138,465 shares outstanding as of March 31, 2012 and 2013, respectively	235	**351**
Additional paid-in capital	315,648	**375,622**
Retained earnings (accumulated deficit)	189,742	**(95,809)**
Accumulated other comprehensive income	1,206	**1,261**
Treasury stock, at cost, 13,264,780 and 0 shares as of March 31, 2012 and 2013, respectively	(289,784)	**—**
Total stockholders' equity controlling interest	217,047	**281,425**
Equity attributable to noncontrolling interests	—	**(108)**
Total stockholders' equity	217,047	**281,317**
Total liabilities and stockholders' equity	$705,588	**$877,707**

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Income

The Advisory Board Company and Subsidiaries

(In thousands, except per share amounts)	Year Ended March 31, 2011	2012	**2013**
Revenue	$283,439	$370,345	**$450,837**
Costs and expenses:			
Cost of services, excluding depreciation and amortization	144,906	198,112	**240,037**
Member relations and marketing	64,295	73,875	**85,264**
General and administrative	38,225	47,892	**62,185**
Depreciation and amortization	10,108	14,108	**19,885**
Operating income	25,905	36,358	**43,466**
Other income, net	1,866	3,034	**2,604**
Income from continuing operations before provision for income taxes and equity in loss of unconsolidated entity	27,771	39,392	**46,070**
Provision for income taxes	(9,691)	(15,203)	**(17,259)**
Equity in loss of unconsolidated entity	—	(1,337)	**(6,756)**
Net income from continuing operations	18,080	22,852	**22,055**
Discontinued operations:			
Income from discontinued operations, net of tax	444	286	**—**
Gain on sale of discontinued operations, net of tax	—	2,155	**—**
Net income from discontinued operations	444	2,441	**—**
Net income before allocation to noncontrolling interest	18,524	25,293	**22,055**
Net loss attributable to noncontrolling interest	—	—	**108**
Net income attributable to common stockholders	$ 18,524	$ 25,293	**$ 22,163**
Earnings per share—basic:			
Net income from continuing operations attributable to common stockholders	$ 0.58	$ 0.70	**$ 0.64**
Net income from discontinued operations attributable to common stockholders	$ 0.01	$ 0.07	**$ —**
Net income attributable to common stockholders per share—basic	$ 0.59	$ 0.77	**$ 0.64**
Earnings per share—diluted:			
Net income from continuing operations attributable to common stockholders	$ 0.55	$ 0.66	**$ 0.61**
Net income from discontinued operations attributable to common stockholders	$ 0.01	$ 0.07	**$ —**
Net income attributable to common stockholders per share—diluted	$ 0.56	$ 0.73	**$ 0.61**
Weighted average number of shares outstanding:			
Basic	31,466	32,808	**34,723**
Diluted	32,830	34,660	**36,306**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

The Advisory Board Company and Subsidiaries

(In thousands)	Year Ended March 31, 2011	2012	**2013**
Net income attributable to common stockholders	$ 18,524	$ 25,293	**$ 22,163**
Other comprehensive income:			
Net unrealized gains (losses) on marketable securities, net of tax	(1,154)	1,326	**55**
Comprehensive income	$ 17,370	$ 26,619	**$ 22,218**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

The Advisory Board Company and Subsidiaries

(In thousands, except share amounts)	Common Shares Stock	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Elements of Other Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interest	Total
Balance as of March 31, 2010	**31,010,304**	**$218**	**$239,548**	**$145,925**	**$ 1,034**	**$(274,910)**	**$ –**	**$111,815**
Proceeds from exercise of stock options	1,211,282	6	17,770	–	–	–	–	17,776
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	168,078	1	(1,628)	–	–	–	–	(1,627)
Excess tax benefits from stock-based awards	–	–	2,569	–	–	–	–	2,569
Proceeds from issuance of common stock under employee stock purchase plan	8,672	–	191	–	–	–	–	191
Stock-based compensation expense	–	–	8,792	–	–	–	–	8,792
Purchases of treasury stock	(377,860)	–	–	–	–	(8,294)	–	(8,294)
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($619)	–	–	–	–	(1,154)	–	–	(1,154)
Net income	–	–	–	18,524	–	–	–	18,524
Balance as of March 31, 2011	**32,020,476**	**$225**	**$267,242**	**$164,449**	**$ (120)**	**$(283,204)**	**$ –**	**$148,592**
Proceeds from exercise of stock options	1,775,510	8	31,026	–	–	–	–	31,034
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	150,548	2	(2,421)	–	–	–	–	(2,419)
Excess tax benefits from stock-based awards	–	–	7,593	–	–	–	–	7,593
Proceeds from issuance of common stock under employee stock purchase plan	6,684	–	222	–	–	–	–	222
Stock-based compensation expense	–	–	11,986	–	–	–	–	11,986
Purchases of treasury stock	(223,438)	–	–	–	–	(6,580)	–	(6,580)
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($654)	–	–	–	–	1,326	–	–	1,326
Net income	–	–	–	25,293	–	–	–	25,293
Balance as of March 31, 2012	**33,729,780**	**$235**	**$315,648**	**$189,742**	**$ 1,206**	**$(289,784)**	**$ –**	**$217,047**
Proceeds from exercise of stock options	1,470,978	12	24,137	–	–	–	–	24,149
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	202,865	1	(4,140)	–	–	–	–	(4,139)
Excess tax benefits from stock-based awards	–	–	20,535	–	–	–	–	20,535
Proceeds from issuance of common stock under employee stock purchase plan	7,748	–	363	–	–	–	–	363
Stock-based compensation expense	–	–	13,913	–	–	–	–	13,913
Release of Southwind earn-out payable in common stock	112,408	1	5,338	–	–	–	–	5,339
Retirement of treasury stock	–	(70)	–	(307,714)	–	307,784	–	–
Stock split	–	172	(172)	–	–	–	–	–
Purchases of treasury stock	(385,314)	–	–	–	–	(18,000)	–	(18,000)
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($33)	–	–	–	–	55	–	–	55
Net income	–	–	–	22,163	–	–	(108)	22,055
Balance as of March 31, 2013	**35,138,465**	**$351**	**$375,622**	**$ (95,809)**	**$ 1,261**	**$ –**	**$(108)**	**$281,317**

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

The Advisory Board Company and Subsidiaries

(In thousands)	Year Ended March 31,		
	2011	2012	**2013**
Cash flows from operating activities:			
Net income before allocation to noncontrolling interest	$18,524	$ 25,293	**$ 22,055**
Adjustments to reconcile net income before allocation to noncontrolling interest to net cash provided by operating activities:			
Depreciation and amortization	10,694	14,656	**19,885**
Deferred income taxes	(1,511)	(85)	**261**
Excess tax benefits from stock-based awards	(2,569)	(7,593)	**(20,535)**
Stock-based compensation expense	8,792	11,986	**13,913**
Amortization of marketable securities premiums	741	1,295	**2,031**
Gain on sale of discontinued operations	—	(3,510)	**—**
Gain on investment in common stock warrants	—	(450)	**(100)**
Equity in loss of unconsolidated entity	—	1,337	**6,756**
Changes in operating assets and liabilities:			
Membership fees receivable	(32,346)	(104,203)	**(68,413)**
Prepaid expenses and other current assets	(3,339)	386	**(7,855)**
Deferred incentive compensation and other charges	(8,663)	(7,143)	**(20,133)**
Deferred revenues	56,310	132,279	**90,840**
Accounts payable and accrued liabilities	9,573	17,564	**50,290**
Acquisition-related earn-out payments	—	(112)	**(3,011)**
Accrued incentive compensation	394	5,082	**2,342**
Other long-term liabilities	(6,131)	5,950	**(6,499)**
Net cash provided by operating activities	50,469	92,732	**81,827**
Cash flows from investing activities:			
Purchases of property and equipment	(10,317)	(29,194)	**(35,545)**
Capitalized external use software development costs	(2,012)	(2,825)	**(3,393)**
Cash paid for acquisition, net of cash acquired	(42,605)	(12,829)	**(31,887)**
Proceeds from sale of discontinued operations, net of selling costs	—	7,803	**1,050**
Investment in unconsolidated entity	—	(10,000)	**—**
Loan to unconsolidated entity	—	—	**(4,358)**
Redemptions of marketable securities	26,080	25,480	**35,376**
Purchases of marketable securities	(63,083)	(65,990)	**(66,710)**
Net cash used in investing activities	(91,937)	(87,555)	**(105,467)**
Cash flows from financing activities:			
Proceeds from issuance of common stock from exercise of stock options	17,770	31,026	**24,137**
Withholding of shares to satisfy minimum employee tax withholding for vested restricted stock units	(1,628)	(2,421)	**(4,140)**
Contributions from noncontrolling interest	—	—	**100**
Credit facility issuance costs	—	—	**(769)**
Proceeds from issuance of common stock under employee stock purchase plan	191	222	**363**
Excess tax benefits from stock-based awards	2,569	7,593	**20,535**
Acquisition-related earn-out payments	—	(4,753)	**(1,400)**
Purchases of treasury stock	(8,294)	(6,580)	**(17,999)**
Net cash provided by financing activities	10,608	25,087	**20,827**
Net increase/(decrease) in cash and cash equivalents	(30,860)	30,264	**(2,813)**
Cash and cash equivalents, beginning of period	61,238	30,378	**60,642**
Cash and cash equivalents, end of period	$30,378	$ 60,642	**$ 57,829**
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$12,068	$ 7,605	**$ 3,491**

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

The Advisory Board Company and Subsidiaries

Note 1. Business Description

The Advisory Board Company (individually and collectively with its subsidiaries, the "Company") provides best practices research and analysis, business intelligence and software tools, and management and advisory services through discrete programs to hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, and colleges, universities, and other health care focused and educational institutions through discrete programs. Members of each renewable membership program are typically charged a fixed annual fee and have access to an integrated set of services that may include best practices research studies, executive education seminars, customized research briefs, web-based access to the program's content database, and software tools.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and a consolidated variable interest entity. The Company uses the equity method to account for equity investments in instances in which it owns common stock or similar interests and has the ability to exercise significant influence, but not control, over the investee. Investments in which the Company has little or no influence are accounted for using the cost method. All significant intercompany transactions and balances have been eliminated. Certain prior-period amounts have been reclassified to conform to the current-period presentation.

On June 18, 2012, the Company completed a two-for-one split of its outstanding shares of common stock in the form of a stock dividend. Each stockholder of record received one additional share of common stock for each share of common stock owned at the close of business on May 31, 2012. Share numbers and per share amounts presented in the accompanying consolidated financial statements and notes thereto for dates before June 18, 2012 have been restated to reflect the impact of the stock split.

Revision to Statement of Cash Flows

The Company revised certain items in the consolidated statements of cash flows for the fiscal year ended March 31, 2012 to correct an error in the classification of certain acquisition-related earn-out payments. The Company concluded the errors are not material to the previously reported financial statements. Nevertheless, the Company has elected to revise its previously issued statements of cash flows for the fiscal year ended March 31, 2012 in this report to correct for the effects. The impact of the revision will be to increase net cash flow from investing activities by $4.9 million, decrease net cash flow from financing activities by $4.8 million, and decrease net cash flows from operating activities by $0.1 million. The revision does not affect the net change in cash and cash equivalents for any of the periods, and has no effect on the consolidated statements of income for any period.

Reclassification

On April 1, 2012, the Company began including amortization expense for intangible assets in depreciation and amortization instead of in cost of services on its consolidated statements of income. Amounts reported for prior years have been reclassified to conform to the current period's presentation. As a result of this reclassification, amortization expense for intangible assets of $4.1 million and $5.1 million for the fiscal years ended March 31, 2011 and 2012, respectively, is included in depreciation and amortization on the accompanying consolidated statements of income.

Use of Estimates in Preparation of Consolidated Financial Statements

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These accounting principles require the Company to make certain estimates, judgments, and assumptions. For cases where the Company is required to make certain estimates, judgments, and assumptions, the Company believes that the estimates, judgments, and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments, and assumptions are made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company's financial statements will be affected. The Company's estimates, judgments, and assumptions may include: estimates of bad debt reserves; estimates of the fair value of warrants to purchase common stock; estimates to establish employee bonus and commission accruals; estimates of the fair value of contingent earn-out liabilities; estimates of the useful lives of acquired or internally developed intangible assets; estimates of the fair value of goodwill and intangibles and evaluation of impairment; determination of when investment impairments are other-than-temporary; estimates in stock-based compensation forfeiture rates; and estimates of the potential for future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Cash Equivalents and Marketable Securities

Included in cash equivalents are marketable securities with original maturities of three months or less at purchase. Investments with original maturities of more than three months are classified as marketable securities. Current marketable securities have maturity dates within twelve months of the balance sheet date. As of March 31, 2012 and 2013, the Company's marketable securities consisted of U.S. government-sponsored enterprise obligations and various state tax-exempt notes and bonds. The Company's marketable securities, which are classified as available-for-sale, are carried at fair market value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income attributable to common stockholders and are included within accumulated other comprehensive income, net of tax. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities.

Allowance for Uncollectible Revenue

The Company's ability to collect outstanding receivables from its members has an effect on the Company's operating performance and cash flows. The Company records an allowance for uncollectible revenue as a reduction of revenue based on its ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, the Company examines its collections history, the age of accounts receivable in question, any specific member collection issues that have been identified, general market conditions, and current economic trends. Membership fees receivable balances are not collateralized.

Property and Equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain membership programs, the Company provides software tools under a hosting arrangement where the software application resides on the Company's or its service providers' hardware. The members do not take delivery of the software and only receive access to the software tools during the term of their membership agreement.

Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs and payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

The acquired developed technology is classified as property and equipment because the developed software application resides on the Company's or its service providers' hardware. Amortization for acquired developed software is included in the depreciation and amortization line item of the Company's consolidated statements of income. Acquired developed software is amortized over its estimated useful life of six years based on the cash flow estimate used to determine the value of the intangible asset.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Business Combinations

The Company records acquisitions using the purchase method of accounting. All of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration are recognized at their fair value on the acquisition date. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowance are recognized as a reduction or increase to expense or as a direct adjustment to additional paid-in capital as required. Any acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. Acquisition-related costs are recorded as expenses in the consolidated financial statements. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Goodwill and Other Intangible Assets

The excess cost of an acquisition over the fair value of the net assets acquired is recorded as goodwill. The primary factors that generate goodwill are the value of synergies between the acquired entities and the Company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. The Company's goodwill and other intangible assets with indefinite lives are not amortized, but rather tested for impairment on an annual basis on March 31, or more frequently if events or changes in circumstances indicate potential impairment. The Company has concluded that its reporting units used to assess goodwill impairment are the same as its operating segments.

When testing for impairment, the Company first performs a qualitative assessment on a reporting unit to determine whether further quantitative impairment testing is necessary. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. If the quantitative testing indicates that goodwill is impaired, the carrying value of goodwill is written down to fair value. If the quantitative testing is performed, the Company would determine the fair value of its reporting units based on the income approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. Based on the Company's qualitative assessment as of March 31, 2013, management believed that no reporting unit was at risk of failing an impairment test that would result in an impairment charge. No quantitative testing was deemed necessary.

Other intangible assets consist of capitalized software for sale and acquired intangibles. The Company capitalizes consulting costs and payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. The Company determines that technological feasibility is established by the completion of a detailed program design or, in its absence, completion of a working model. Once the software product is ready for general availability, the Company ceases capitalizing costs and begins amortizing the intangible asset on a straight-line basis over its estimated useful life. The weighted average estimated useful life of capitalized software is five years. Other intangible assets include those assets that arise from business combinations consisting of developed technology, non-competition covenants, trademarks, contracts, and customer relationships that are amortized, on a straight-line basis, over six months to ten years. Finite-lived intangible assets are required to be amortized over their useful lives and are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Recovery of Long-Lived Assets (Excluding Goodwill)

The Company records long-lived assets, such as property and equipment, at cost. The carrying value of long-lived assets is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. If it is determined that an asset's carrying value is impaired, a write-down of the carrying value of the identified asset will be recorded as an operating expense on the consolidated statements of income in the period in which the determination is made.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, marketable securities, membership fees receivable, accrued expenses, and accounts payable. The carrying value of the Company's financial instruments as of March 31, 2012 and 2013 approximates their fair value due to their short-term nature. The Company's marketable securities consisting of U.S. government-sponsored enterprise obligations and various state tax-exempt notes and bonds are classified as available-for-sale and are carried at fair market value based on quoted market prices. The Company's financial instruments also include a cost method investment in the convertible preferred stock of a company that provides revenue-cycle technology. This investment is in a preferred security that is not marketable; therefore, it is not practicable to estimate the fair value of this financial instrument.

Derivative Instruments

The Company holds warrants to purchase common stock in an entity that meet the definition of a derivative. Derivative instruments are carried at fair value on the consolidated balance sheets. Gains or losses from changes in the fair value of the warrants are recognized on the consolidated statements of income in the period in which they occur.

Revenue Recognition

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectibility is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable during the subsequent twelve month period and related deferred revenue are recorded upon the commencement of the membership or collection of fees, if earlier. In many of the Company's higher priced programs and membership agreements with terms that are greater than one year, fees may be billed on an installment basis.

The Company's membership agreements with its customers generally include more than one deliverable. Deliverables are determined based upon the availability and delivery method of the services and may include: best practices research; executive education curricula; web-based content, databases, and calculators; performance or benchmarking reports; diagnostic tools; interactive advisory support; and software tools. Access to such deliverables is generally available on an unlimited basis over the membership period. When an agreement contains multiple deliverables, the Company reviews the deliverables to determine if they qualify as separate units of accounting. In order for deliverables in a multiple-deliverable arrangement to be treated as separate units of accounting, the deliverables must have standalone value upon delivery, and delivery or performance of undelivered items in an arrangement with a general right of return must be probable. If the Company determines that there are separate units of accounting, arrangement consideration at the inception of the membership period is allocated to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes vendor specific objective evidence, or "VSOE," if available; third-party evidence, or "TPE," if VSOE is not available; or best estimate of selling price if neither VSOE nor TPE is available.

The Company's membership programs may contain certain deliverables that do not have standalone value and therefore are not accounted for separately. In general, the deliverables in membership programs are consistently available throughout the membership period, and, as a result, the consideration is recognized ratably over the membership period. When a service offering includes unlimited and limited service offerings, revenue is then recognized over the appropriate service period, either ratably, if the service is consistently available, or, if the service is not consistently available, upon the earlier of the delivery of the service or the completion of the membership period, provided that all other criteria for recognition have been met.

Certain membership programs incorporate hosted software tools. In many of these agreements, members are charged set-up fees in addition to subscription fees for access to the hosted web-based software tools and related membership services. Both set-up fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally three years, and is consistent with the pattern of the delivery of services under these arrangements. Upon launch of a new program that incorporates a software tool, all program revenue is deferred until the program is generally available for release to the Company's membership, and then recognized ratably over the remainder of the contract term of each agreement.

The Company also performs professional services sold under separate agreements that include management and consulting services. The Company recognizes professional services revenues on a time-and-materials basis as services are rendered.

Deferred Incentive Compensation and Other Charges

Incentive compensation to employees related to the negotiation of new and renewal memberships, license fees to third-party vendors for tools, data, and software incorporated in specific memberships that include software tools, and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Operating Leases

The Company recognizes rent expense under operating leases on a straight-line basis over the non-cancelable term of the lease, including free-rent periods. Lease-incentives relating to allowances provided by landlords are amortized over the term of the lease as a reduction of rent expense. The Company recognizes sublease income on a straight-line basis over the term of the sublease, including free rent periods and escalations, as a reduction of rent expense. Costs associated with acquiring a subtenant, including broker commissions and tenant allowances, are amortized over the sublease term as a reduction of sublease income.

Stock-Based Compensation

The Company has several stock-based compensation plans which are described more fully in Note 15, "Stock-based compensation." These plans provide for the granting of stock options and restricted stock units ("RSUs") to employees and non-employee members of the Company's Board of Directors. Stock-based compensation cost is measured at the grant date of the stock-based awards based on their fair values, and is recognized as an expense in the consolidated statements of income over the vesting periods of the awards. The fair value of RSUs is determined as the fair market value of the underlying shares on the date of grant. The Company calculates the fair value of all stock option awards, with the exception of the stock options issued with market-based conditions, on the date of grant using the Black-Scholes model. The fair value of stock options issued with market-based conditions is calculated on the date of grant using a lattice option-pricing model. Forfeitures are estimated based on historical experience at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain.

Other Income, Net

Other income, net for the fiscal year ended March 31, 2011 includes $1.7 million of interest income earned from the Company's marketable securities and a $158,000 gain on foreign exchange rates. Other income, net for the fiscal year ended March 31, 2012 includes $2.4 million of interest income earned from the Company's marketable securities, a $149,000 gain on foreign exchange rates, and a $450,000 gain on an investment in common stock warrants. Other income, net for the fiscal year ended March 31, 2013 includes $3.4 million of interest income earned from the Company's marketable securities, a $532,000 loss on foreign exchange rates, $368,000 in credit facility fees, and a $100,000 gain on an investment in common stock warrants.

Income Taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Discontinued Operations
The Company presents the assets and liabilities of programs which meet the criteria for discontinued operations separately in the consolidated balance sheets. In addition, the results of operations for those discontinued operations are presented as such in the Company's consolidated statements of income. For periods prior to the program qualifying for discontinued operations, the Company reclassifies the results of operations to discontinued operations. In addition, the net gain or loss (including any impairment loss) on the disposal is presented as discontinued operations when recognized. The change in presentation for discontinued operations does not have any impact on the Company's financial condition or results of operations. The Company combines the operating, investing, and financing portions of cash flows attributable to discontinued operations with the respective cash flows from continuing operations on the accompanying consolidated statements of cash flows.

Concentrations of Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of membership fees receivable, cash and cash equivalents, and marketable securities. The credit risk with respect to membership fees receivable is generally diversified due to the large number of entities comprising the Company's membership base, and the Company establishes allowances for potential credit losses. No one member accounted for more than 1.5% of revenue for any period presented. The Company maintains cash and cash equivalents and marketable securities with financial institutions. Marketable securities consist of U.S. government-sponsored enterprise obligations and various state tax-exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents, and marketable securities.

For each of the fiscal years ended March 31, 2011 and 2012, the Company generated approximately 3.5% of revenue from members outside the United States. In the fiscal year ended March 31, 2013, the Company generated approximately 4.0% of revenue from members outside the United States. The Company's limited international operations subject the Company to risks related to currency exchange fluctuations. Prices for the Company's services sold to members located outside the United States are sometimes denominated in local currencies. As a consequence, increases in the U.S. dollar against local currencies in countries where the Company has members may result in a foreign exchange loss recognized by the Company.

Earnings Per Share
Basic earnings per share is computed by dividing net income attributable to common stockholders by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to common stockholders by the number of weighted average common shares increased by the dilutive effects of potential common shares outstanding during the period. The number of potential common shares outstanding is determined in accordance with the treasury stock method, using the Company's prevailing tax rates. Certain potential common share equivalents were not included in the computation because their effect was anti-dilutive.

A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended March 31,		
	2011	2012	**2013**
Basic weighted average common shares outstanding	31,466	32,808	**34,723**
Effect of dilutive outstanding stock-based awards	1,298	1,742	**1,583**
Dilutive impact of earn-out liability	66	110	**—**
Diluted weighted average common shares outstanding	32,830	34,660	**36,306**

In the fiscal years ended March 31, 2011, 2012, and 2013, 1.0 million, 78,000, and 341,000 shares, respectively, related to share-based compensation awards have been excluded from the calculation of the effect of dilutive outstanding stock-based awards shown above because their effect was anti-dilutive.

Recent Accounting Pronouncements

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification. The Company considers the applicability and impact of all recent ASUs. ASUs not listed below were assessed and determined to be not applicable or are expected to have minimal impact on the Company's consolidated financial position and results of operations.

Recently Adopted

The following is a summary of the new accounting guidance issued and applicable to the Company for the fiscal year ended March 31, 2013.

In October 2012, the FASB issued a Technical Corrections and Improvements update which relates to various topics throughout the Codification and provides technical corrections, clarification, and limited-scope improvements. This guidance was effective upon issuance of the update, with the exception of sections that include transition guidance, which become effective for fiscal periods beginning after December 15, 2012. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

In June 2011, the FASB issued accounting guidance related to the presentation of comprehensive income which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of equity. This guidance was amended in December 2011 to defer the requirements that companies present reclassification adjustments out of accumulated other comprehensive income on the face of the financial statements. This guidance was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. The Company adopted these requirements on April 1, 2012 and has presented consolidated net income and consolidated comprehensive income in two separate but consecutive statements. While the adoption of this guidance impacted the Company's disclosures, it did not have an impact on the Company's financial position or results of operations.

In February 2013, the FASB issued guidance on reclassifications out of accumulated other comprehensive income ("AOCI"). For significant items reclassified out of AOCI to net income in their entirety, reporting is required about the effect of the reclassifications on the respective line items where net income is presented. Additionally, for items that are not reclassified to net income in their entirety, a cross reference to other disclosures is required in the notes. The Company has adopted this guidance with no material impact on the Company's financial position or results of operations.

Note 3. Acquisitions

ActiveStrategy

On October 1, 2012, the Company acquired for cash all of the issued and outstanding capital stock of ActiveStrategy, Inc. ("ActiveStrategy"), a Philadelphia-based performance improvement technology and consulting firm with innovative solutions for tracking and augmenting organizational effectiveness. This transaction enhances the Company's existing performance improvement technology capabilities. The total purchase price, net of cash acquired, of $14.9 million consisted of an initial payment of $12.6 million of cash and an additional $2.3 million that has been placed into escrow and will be released by March 12, 2014 if specified indemnity conditions are satisfied. This indemnity escrow is not carried on the accompanying consolidated balance sheet as of March 31, 2013.

The total purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values as of October 1, 2012. The Company's fair value of identifiable tangible and intangible assets was determined by using estimates and assumptions in combination with a valuation using an income approach from a market participant perspective. Of the total estimated purchase price, $1.5 million was allocated to net acquired tangible assets, which consist of accounts receivable of $1.3 million, deferred tax assets, net of $0.9 million, and other current assets of $0.3 million, netted by $1.0 million of acquired deferred revenues. Of the total estimated purchase price, $5.5 million was allocated to intangible assets, which consist of the value assigned to acquired technology related intangibles of $3.0 million, customer relationship and employee related intangibles of $1.0 million, and trademarks of $1.5 million. The acquired intangible assets have estimated lives ranging from four years to eleven years based on the cash flow estimates used to create the valuation models of each identifiable asset with a weighted average amortization period of 7.2 years. Approximately $7.9 million was allocated to goodwill, which represents synergistic benefits expected to be generated from scaling ActiveStrategy's offerings across the Company's large membership base. Goodwill is not deductible for tax purposes.

Acquisition related transaction costs of $0.2 million, including legal, accounting, and other professional fees directly related to the acquisition, are included in general and administrative expenses on the accompanying consolidated statements of income for the fiscal year ended March 31, 2013. The financial results of ActiveStrategy are included in the Company's consolidated financial statements from the date of acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

360Fresh

On November 15, 2012, the Company acquired for cash all of the issued and outstanding capital stock of 360Fresh, Inc. ("360Fresh"), a provider of clinical data analytics. The transaction enhances the Company's existing suite of physician performance management solutions through the addition of unique technology that transforms the data from medical records into actionable insights to improve patient quality, reduce costs, and enhance productivity for health systems. The total purchase price, net of cash acquired, of $19.5 million consisted of an initial payment of $13.6 million of cash, the fair value of estimated additional contingent cash payments of $2.5 million, and an additional $3.4 million placed into escrow, which will be released by May 15, 2014 if specified indemnity conditions are satisfied. This indemnity escrow is not carried on the accompanying consolidated balance sheet as of March 31, 2013. The contingent cash payments, which will not exceed $8.0 million and have no guaranteed minimum, will become due and payable to the former stockholders of 360Fresh if certain revenue targets are achieved over evaluation periods beginning at the acquisition date and extending through August 15, 2014.

The total purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values as of November 15, 2012. The Company's fair value of identifiable tangible and intangible assets was determined by using estimates and assumptions in combination with a valuation using an income approach from a market participant perspective. Of the total estimated purchase price, $0.3 million was allocated to acquired accounts receivable and $4.1 million was allocated to assumed liabilities, which consist of $4.0 million of deferred tax liabilities and $0.1 million of acquired deferred revenue. Of the total estimated purchase price, $9.9 million was allocated to intangible assets, which consist of the value assigned to acquired technology related intangibles of $9.8 million and employee related intangibles of $0.1 million. The acquired technology and employee related intangibles have estimated lives ranging from four years to seven years based on the cash flow estimates used to create the valuation models of each identifiable asset with a weighted average amortization period of 7.0 years. Approximately $13.4 million was allocated to goodwill, which represents synergistic benefits expected to be generated from incorporating 360Fresh's technology capabilities into the Company's software programs and scaling their existing products across the Company's large membership base. Goodwill is not deductible for tax purposes.

Acquisition related transaction costs of $0.3 million, including legal, accounting, and other professional fees directly related to the acquisition, are included in general and administrative expenses on the accompanying consolidated statements of income for the fiscal year ended March 31, 2013. The financial results of 360Fresh are included in the Company's consolidated financial statements from the date of acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

PivotHealth

On August 1, 2011, the Company acquired for cash substantially all the assets of PivotHealth, LLC ("PivotHealth"), a leading physician practice management firm. The Company acquired PivotHealth to supplement its existing physician practice management capabilities and provide new growth opportunities with the addition of PivotHealth's expertise in long-term physician practice management. The total purchase price, net of cash acquired, of $19.8 million consisted of an initial payment of $15.0 million of cash, the fair value of estimated additional contingent cash payments of $2.9 million, and an additional $1.9 million placed into escrow, which was released on August 1, 2012. The additional contingent cash payments, which have no guaranteed minimum or maximum, will become due and payable to the former owner of the PivotHealth business if certain revenue targets are achieved over evaluation periods beginning at the acquisition date and extending through December 31, 2014. A $2.2 million downward adjustment was made to the fair value of the liabilities for such contingent cash payments during the fiscal year ended March 31, 2013. This adjustment was recorded in cost of services on the accompanying consolidated statements of income and decreased the liability to $1.0 million as of March 31, 2013. See Note 5, "Fair value measurements," for additional information.

The total purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values as of August 1, 2011. The Company's fair value of identifiable tangible and intangible assets was determined by using estimates and assumptions in combination with a valuation using an income approach from a market participant perspective. Of the total estimated purchase price, $1.8 million was allocated to acquired tangible assets, $1.0 million was allocated to assumed liabilities, and $6.4 million was allocated to intangible assets, which consist of the value assigned to customer related intangibles of $6.0 million, primarily customer relationships and trademarks, and employee related intangibles of $0.4 million. The acquired customer and employee related intangibles have estimated lives ranging from six months to nine years based on the cash flow estimates used to create the valuation models of each identifiable asset with a weighted average amortization period of 6.5 years. Approximately $12.6 million was allocated to goodwill, which represents synergistic benefits expected to be generated from scaling PivotHealth's offerings across the Company's large membership base. Goodwill is deductible for tax purposes.

Acquisition related transaction costs of $0.4 million, including legal, accounting, and other professional fees directly related to the acquisition, are included in general and administrative expenses on the accompanying consolidated statements of income for the fiscal year ended March 31, 2012. The financial results of PivotHealth are included in the Company's consolidated financial statements from the date of acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

Cielo

On February 1, 2011, the Company acquired for cash substantially all the assets of Cielo MedSolutions, LLC ("Cielo"), a leading provider of population management analytics and patient registry software in the ambulatory environment. The Company acquired Cielo to enhance its existing suite of physician performance management solutions through the addition of analytics and workflow tools that give providers visibility across a patient population to enable appropriate clinical decisions. The total purchase price of $11.7 million consisted of an initial payment of $7.3 million of cash and the initial fair value of estimated additional contingent cash payments of $4.4 million. A $0.3 million downward adjustment was made to the fair value of the contingent liabilities during the fiscal year ended March 31, 2013. This adjustment was recorded in cost of services on the accompanying consolidated statements of income. As of March 31, 2013, all contingent payments had been finalized and paid to the former owners. The Company allocated $3.8 million to intangible assets with a weighted average amortization period of five years and allocated $8.1 million to goodwill, which represents synergistic benefits expected to be generated from scaling Cielo's offerings across the Company's large membership base. Goodwill is deductible for tax purposes.

The total purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values as of February 1, 2011. The Company's fair value of identifiable tangible and intangible assets was determined by using estimates and assumptions in combination with a valuation using an income approach from a market participant perspective. Of the total estimated purchase price, $0.4 million was allocated to acquired assets, $0.4 million was allocated to assumed liabilities, and $3.8 million was allocated to intangible assets, which consist of the value assigned to acquired technology related intangibles of $3.0 million and customer relationships and employee related intangibles of $0.8 million.

Acquisition related transaction costs of $0.4 million, including legal, accounting, and other professional fees directly related to the acquisition, are included in general and administrative expenses on the accompanying consolidated statements of income for the fiscal year ended March 31, 2011. The financial results of Cielo are included in the Company's consolidated financial statements from the date of acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

Note 4. Discontinued Operations

On January 20, 2012, the Company sold its OptiLink business for $8.9 million in cash, net of selling costs. The OptiLink business employed approximately 35 employees who transferred to the buyer. The components of discontinued operations included in the consolidated statements of income consisted of the following (in thousands):

	Year Ended March 31,		
	2011	2012	**2013**
Revenue	$6,809	$4,985	**$—**
Costs and expenses:			
Cost of services	5,353	4,330	**—**
Member relations and marketing	774	189	**—**
Gain on disposal	—	3,510	**—**
Income from discontinued operations before provision for income taxes	682	3,976	**—**
Provision for income taxes	(238)	(1,535)	**—**
Net income from discontinued operations, net of provision for income taxes	$ 444	$2,441	**$—**

Note 5. Fair Value Measurements

Financial Assets and Liabilities

The estimated fair values of financial instruments are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision. The Company's financial instruments consist primarily of cash, cash equivalents, marketable securities, and common stock warrants. In addition, contingent earn-out liabilities resulting from business combinations are recorded at fair value. The following methods and assumptions are used to estimate the fair value of each class of financial assets or liabilities that are valued on a recurring basis.

Cash and Cash Equivalents. This includes all cash and liquid investments with an original maturity of three months or less from the date acquired. The carrying amount approximates fair value because of the short maturity of these instruments. Cash equivalents consist of money market funds with original maturity dates of less than three months for which the fair value is based on quoted market prices. The Company's cash and cash equivalents are held at major commercial banks.

Marketable Securities. The Company's marketable securities, consisting of U.S. government-sponsored enterprise obligations and various state tax-exempt notes and bonds, are classified as available-for-sale and are carried at fair market value based on quoted market prices.

Common Stock Warrants. The Company holds warrants to purchase common stock in an entity that provides technology tools and support services to health care providers, including the Company's members, that are exercisable for up to 6,015,000 of the shares of the entity, as certain performance criteria are met. The common stock warrants meet the definition of a derivative and are carried at fair value in other non-current assets on the accompanying consolidated balance sheets. Gains or losses from changes in the fair value of the warrants are recognized in other income, net on the accompanying consolidated statements of income. See Note 11, "Other non-current assets," for additional information. The fair value of these warrants is determined using a Black-Scholes-Merton model. Key inputs into this methodology are the estimate of the underlying value of the common shares of the entity that issued the warrants and the estimate of level of performance criteria that will be achieved. The entity that issued the warrants is privately held and the estimate of performance criteria to be met is specific to the Company. These inputs are unobservable and are considered key estimates made by the Company.

Contingent Earn-Out Liabilities. This class of financial liabilities represents the Company's estimated fair value of the contingent earn-out liabilities related to acquisitions based on probability assessments of certain performance achievements during the earn-out periods. Contingent earn-out liabilities are included in other long-term liabilities on the accompanying consolidated balance sheets. See Note 3, "Acquisitions," for additional information.

Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The valuation can be determined using widely accepted valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). As a basis for applying a market-based approach in fair value measurements, GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity, such as discounted cash flow methodologies.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. There were no significant transfers between Level 1, Level 2, or Level 3 during the fiscal years ended March 31, 2012 or 2013.

The Company's financial assets and liabilities subject to fair value measurements on a recurring basis and the necessary disclosures are as follows (in thousands):

	Fair Value as of March 31, 2012	Fair Value Measurement as of March 31, 2012 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Financial assets				
Cash and cash equivalents[1]	$ 60,642	$ 60,642	$—	$ —
Available-for-sale marketable securities[2]	127,444	127,444	—	—
Common stock warrants[3]	450	—	—	450
Financial liabilities				
Contingent earn-out liabilities[4]	20,200	—	—	20,200

	Fair Value as of March 31, 2013	**Fair Value Measurement as of March 31, 2013 Using Fair Value Hierarchy**		
		Level 1	**Level 2**	**Level 3**
Financial assets				
Cash and cash equivalents[1]	**$ 57,829**	**$ 57,829**	**$—**	**$ —**
Available-for-sale marketable securities[2]	**156,839**	**156,839**	**—**	**—**
Common stock warrants[3]	**550**	**—**	**—**	**550**
Financial liabilities				
Contingent earn-out liabilities[4]	**15,200**	**—**	**—**	**15,200**

(1) Fair value is based on quoted market prices.

(2) Fair value is determined using quoted market prices of the assets. For further detail, see Note 6, "Marketable securities."

(3) The fair value of the common stock warrants as of March 31, 2012 and March 31, 2013 was calculated to be $0.24 per share and $0.40 per share, respectively, using a Black-Scholes-Merton model. The significant assumptions as of March 31, 2012 were as follows: risk-free interest rate of 1.1%; expected term of 6.97 years; expected volatility of 41.03%; dividend yield of 0.0%; weighted average share price of $0.71 per share; and a range of warrants to become exercisable of between 1,400,000 and 1,800,000 shares. The significant assumptions as of March 31, 2013 were as follows: risk-free interest rate of 1.0%; expected term of 6.22 years; expected volatility of 39.38%; dividend yield of 0%; weighted average share price of $1.00 per share; and expected warrants to become exercisable of approximately 1,400,000 shares.

(4) This fair value measurement is based on unobservable inputs that are supported by little or no market activity and reflect the Company's own assumptions in measuring fair value using the income approach. In developing these estimates, the Company considered certain performance projections, historical results, and general macroeconomic environment and industry trends.

Common Stock Warrants

The Company's fair value estimate of the common stock warrants received in connection with its June 2009 investment was zero as of the investment date. Changes in the fair value of the common stock warrants subsequent to the investment date are recognized in earnings in the periods during which the estimated fair value changes. The change in the fair value of the common stock warrants during the fiscal year ended March 31, 2013 was driven primarily by a change in the underlying value of the common stock, offset in part by a slight decrease in the estimated performance targets that will be achieved. The following table represents a reconciliation of the change in the fair value of the common stock warrants for the fiscal years ended March 31, 2012 and 2013 (in thousands):

	As of March 31,	
	2012	**2013**
Beginning balance	$ —	**$450**
Fair value change in common stock warrants[1]	450	**100**
Ending balance	$450	**$550**

(1) Amounts were recognized in other income, net on the accompanying consolidated statements of income.

Contingent Earn-Out Liabilities

The Company entered into an earn-out agreement in connection with its acquisition of Southwind on December 31, 2009. The additional contingent payments, which have no guaranteed maximum, become due and payable to the former owners of the Southwind business if certain milestones are met over the evaluation periods beginning at the acquisition date and extending through December 31, 2014. The fair value of the Southwind earn-out liability is impacted by changes in estimates regarding expected operating results, changes in the valuation of the Company's stock price, and an applied discount rate, which was 14% as of March 31, 2013. The Company's fair value estimate of the Southwind earn-out liability was $5.6 million as of the date of acquisition. On October 31, 2012, the Company transferred 112,408 shares of its common stock to the former owners of Southwind to satisfy the component of the contingent obligation payable in the Company's common stock, which reduced the related earn-out liability by $5.4 million. As of March 31, 2013, $12.5 million had been earned and paid in cash and shares to the former owners of the Southwind business. As of March 31, 2013, based on current facts and circumstances, the estimated aggregate fair value of the remaining contingent obligation was $11.7 million, which will be paid at various intervals, if earned, over the evaluation periods which extend through December 31, 2014.

The Company's fair value estimate of the PivotHealth earn-out liability, which is payable in cash, was $2.9 million as of the date of acquisition. The estimated aggregate fair value of the contingent obligation for PivotHealth as of March 31, 2013 was $1.0 million. The fair value of the PivotHealth earn-out liability is impacted by changes in estimates regarding expected operating results and a discount rate, which was 14.5% as of March 31, 2013. See Note 3, "Acquisitions," for additional information regarding the PivotHealth acquisition and related earn-out liability.

The Company's fair value estimate of the 360Fresh earn-out liability, which is payable in cash, was $2.5 million as of the date of acquisition. The fair value of the 360Fresh earn-out liability is impacted by changes in estimates regarding expected operating results and a discount rate, which was 20.0% as of March 31, 2013. See Note 3, "Acquisitions," for additional information regarding the 360Fresh acquisition and related earn-out liability.

Changes in the fair value of the contingent earn-out liabilities subsequent to the acquisition date, including changes arising from events that occurred after the acquisition date, such as changes in the Company's estimate of performance achievements, discount rates, and stock price, are recognized in earnings in the periods during which the estimated fair value changes. The following table represents a reconciliation of the change in the contingent earn-out liabilities for the fiscal years ended March 31, 2012 and 2013 (in thousands):

	As of March 31,	
	2012	**2013**
Beginning balance	$15,500	**$20,200**
Fair value change in Southwind contingent earn-out liability(1)	10,600	**6,600**
Fair value change in Cielo contingent earn-out liability(1)	(100)	**400**
Fair value change in PivotHealth contingent earn-out liability(1)	200	**(2,200)**
Final adjustment to Concuity contingent earn-out liability(1)	(4,000)	**—**
Southwind earn-out payment	(1,900)	**(10,600)**
Cielo earn-out payment	(3,000)	**(1,700)**
Addition of PivotHealth contingent earn-out liability	2,900	**—**
Addition of 360Fresh contingent earn-out liability	—	**2,500**
Ending balance	$20,200	**$15,200**

(1) Amounts were recognized in cost of services on the accompanying consolidated statements of income.

Non-Financial Assets and Liabilities

Certain assets and liabilities are not measured at fair value on an ongoing basis but instead are measured at fair value on a non-recurring basis, so that such assets and liabilities are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). During the fiscal years ended March 31, 2012 and 2013, no fair value adjustments or material fair value measurements were required for non-financial assets or liabilities.

Note 6. Marketable Securities

The aggregate value, amortized cost, gross unrealized gains, and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of March 31, 2013			
	Fair Value	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**
U.S. government-sponsored enterprises	**$ 25,430**	**$ 25,347**	**$ 83**	**$ —**
Tax exempt obligations of states	**131,409**	**129,550**	**2,715**	**856**
	$156,839	**$154,897**	**$2,798**	**$856**

	As of March 31, 2012			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government-sponsored enterprises	$ 33,472	$ 33,543	$ 130	$201
Tax exempt obligations of states	93,972	92,028	2,667	723
	$127,444	$125,571	$2,797	$924

The following table summarizes marketable securities maturities (in thousands):

	As of March 31, 2013	
	Fair Market Value	**Amortized Cost**
Matures in less than 1 year	**$ 16,611**	**$ 16,416**
Matures after 1 year through 5 years	**48,916**	**47,473**
Matures after 5 years through 10 years	**55,672**	**54,996**
Matures after 10 years through 20 years	**35,640**	**36,012**
	$156,839	**$154,897**

The following tables show the gross unrealized losses and fair value of the Company's investments as of March 31, 2013 with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**
Tax exempt obligations of states	**$31,534**	**$428**	**$18,829**	**$428**	**$50,363**	**$856**

There were no gross realized gains or losses on sales of available-for-sale investments for the fiscal years ended March 31, 2012 and 2013. The gross realized losses on sales of available-for-sale investments was $0.1 million for the fiscal year ended March 31, 2011.

The weighted average maturity on all marketable securities held by the Company as of March 31, 2013 was approximately 6.8 years. Pre-tax net unrealized gains on the Company's investments of $1.9 million as indicated above were caused by the continued decrease in market interest rates compared to the average interest rate of the Company's marketable securities portfolio. Of this amount, $194,979 is related to investments that mature before March 31, 2014. The Company purchased certain of its investments at a premium or discount to their relative fair values. The Company does not intend to sell these investments and it is not more likely than not that it will be required to sell the investments before recovery of the amortized cost bases, which may be maturity. There are seven tax exempt obligations of states with unrealized losses that have existed for less than one year. The Company does not consider these investments to be other-than-temporarily impaired as of March 31, 2013. The Company has reflected the net unrealized gains and losses, net of tax, in accumulated other comprehensive income on the accompanying consolidated balance sheets. The Company uses the specific identification method to determine the cost of marketable securities that are sold.

Note 7. Membership Fees Receivable

Membership fees receivable consist of the following (in thousands):

	As of March 31,	
	2012	**2013**
Billed fees receivable	$ 60,063	**$ 76,594**
Unbilled fees receivable	227,061	**280,770**
Membership fees receivable, gross	287,124	**357,364**
Allowance for uncollectible revenue	(5,540)	**(5,766)**
Membership fees receivable, net	$281,584	**$351,598**

Billed fees receivable represent invoiced membership fees. Unbilled fees receivable represent fees due to be billed to members who have elected to pay for their membership on an installment basis. All of the unbilled fees recorded are expected to be billed in the next twelve months.

Note 8. Property and Equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain of its membership programs, the Company provides software tools under hosting arrangements where the software application resides on the Company's or its service providers' hardware. The members do not take delivery of the software and only receive access to the software tools during the term of their membership agreement. Software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs and payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

The acquired developed technology is classified as software within property and equipment because the developed software application resides on the Company's or its service providers' hardware. Amortization for acquired developed software is included in depreciation and amortization on the Company's consolidated statements of income. Developed software obtained through acquisitions is amortized over its weighted average estimated useful life of approximately six years based on the cash flow estimate used to determine the value of the asset. The amount of acquired developed software amortization included in depreciation and amortization for the fiscal years ended March 31, 2011, 2012, and 2013 was approximately $0.4 million, $0.9 million, and $0.9 million, respectively.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. There are no capitalized leases included in property and equipment for the periods presented. The amount of depreciation expense recognized on plant, property and equipment during the fiscal years ended March 31, 2011, 2012, and 2013 was $3.1 million, $5.2 million, and $8.4 million, respectively.

Internally developed capitalized software is classified as software within property and equipment and has an estimated useful life of five years. As of March 31, 2012 and 2013, the carrying value of internally developed capitalized software was $15.1 million and $28.3 million, respectively. Amortization expense for internally developed capitalized software for the fiscal years ended March 31, 2011, 2012, and 2013, recorded in depreciation and amortization on the accompanying consolidated statements of income, was approximately $2.9 million, $3.8 million, and $4.8 million, respectively. Property and equipment consists of the following (in thousands):

	As of March 31,	
	2012	**2013**
Leasehold improvements	$23,692	**$ 29,953**
Furniture, fixtures and equipment	26,529	**36,502**
Software	43,211	**62,589**
Property and equipment, gross	93,432	**129,044**
Accumulated depreciation and amortization	(43,779)	**(57,870)**
Property and equipment, net	$49,653	**$ 71,174**

The Company evaluates its long-lived assets for impairment when changes in circumstances exist that suggests the carrying value of a long-lived asset may not be fully recoverable. If an indication of impairment exists, and the Company's net book value of the related assets is not fully recoverable based upon an analysis of its estimated undiscounted future cash flows, the assets are written down to their estimated fair value. The Company did not recognize any material impairment losses on any of its long-lived assets during the fiscal year ended March 31, 2012 or 2013.

Note 9. Goodwill and Intangibles

Included in the Company's goodwill and intangibles balances are goodwill and acquired intangibles and internally developed capitalized software for sale. Goodwill is not amortized as it has an estimated infinite life. Goodwill is reviewed for impairment at least annually as of March 31, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company believes that no such impairment indicators existed during the fiscal years ended March 31, 2011, 2012, or 2013. There was no impairment of goodwill recorded in the fiscal year ended March 31, 2011, 2012, or 2013.

Changes in the carrying amount of goodwill are as follows (in thousands):

	As of March 31,	
	2012	**2013**
Beginning of year	$61,729	**$ 74,235**
Goodwill acquired	12,506	**21,305**
Ending balance	$74,235	**$ 95,540**

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which range from six months to ten years. As of March 31, 2013, the weighted average remaining useful life of acquired intangibles was approximately 5.5 years. As of March 31, 2013, the weighted average remaining useful life of internally developed intangibles was approximately 4.0 years.

The gross and net carrying balances and accumulated amortization of intangibles are as follows (in thousands):

		As of March 31, 2012			**As of March 31, 2013**		
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Intangibles							
Internally developed intangible for sale:							
Capitalized software	5.0	$ 3,048	$ (380)	$ 2,668	**$ 6,438**	**$ (1,018)**	**$ 5,420**
Acquired intangibles:							
Developed software	4.9	6,450	(2,567)	3,883	**19,250**	**(4,659)**	**14,591**
Customer relationships	7.5	11,900	(2,914)	8,986	**12,700**	**(4,735)**	**7,965**
Trademarks	3.7	2,700	(1,625)	1,075	**4,200**	**(2,118)**	**2,082**
Non-compete agreements	4.3	1,100	(393)	707	**1,400**	**(633)**	**767**
Customer contracts	4.9	5,199	(3,134)	2,065	**5,199**	**(3,643)**	**1,556**
Total other intangibles		$30,397	$(11,013)	$19,384	**$49,187**	**$(16,806)**	**$32,381**

Amortization expense for intangible assets for the fiscal years ended March 31, 2011, 2012, and 2013, recorded in depreciation and amortization on the accompanying consolidated statements of income, was approximately $4.7 million, $5.6 million, and $5.8 million, respectively. The following approximates the aggregate amortization expense to be recorded in depreciation and amortization on the consolidated statements of income for each of the following five fiscal years ending March 31, 2014 through 2018: $7.2 million, $7.0 million, $4.2 million, $3.7 million, and $3.2 million, respectively, and $4.6 million thereafter.

Note 10. Investment in Unconsolidated Entity

On August 31, 2011, the Company entered into an agreement with UPMC to establish Evolent Health, Inc. ("Evolent") for the purpose of driving provider-led, value-driven care with innovative technology, integrated data and analytics, and services. The Company provided $10.0 million and other non-cash contributions to Evolent for an initial equity interest of 44% and has the right to appoint one person to Evolent's board of directors. In addition, a member of the Company's Board of Directors serves as the chief executive officer of Evolent. The Company exercises significant influence over Evolent, but does not control Evolent and is not the primary beneficiary of Evolent's activities. The Company's investment in Evolent is accounted for under the equity method of accounting, with the Company's proportionate share of the income or loss recognized in the consolidated statements of income. As of March 31, 2013, the Company's equity interest in Evolent was 31%. The decrease from the initial equity interest is due to the issuance of equity to Evolent employees pursuant to their equity incentive plan, as well as an additional equity investment from certain early customers in July 2012. This equity issuance resulted in a $1.1 million gain on the Company's investment, which is included in equity in loss of unconsolidated entity on the accompanying consolidated statements of income for the fiscal year ended March 31, 2013. The Company's proportionate share of the losses of Evolent during the fiscal years ended March 31, 2012 and March 31, 2013 was $1.3 million and $6.8 million, respectively. Evolent is in the early stages of its business plan and, as a result, the Company expects Evolent to incur losses and require additional funding in the future. The Company's investment in Evolent is evaluated for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. As of March 31, 2013, the Company believes that no impairment charge is necessary.

The following is a summary of the financial position of Evolent, as of the dates presented (in thousands):

	As of March 31,	
	2012	**2013**
Assets:		
Cash	$14,807	**$ 7,748**
Other current assets	821	**2,094**
Property, plant and equipment, net	133	**4,477**
Intangible assets, net	2,755	**2,017**
Other non-current assets	1,019	**4,077**
Total assets	$19,535	**$ 20,413**
Liabilities and Members' Equity:		
Deferred revenue	$ 200	**$ 4,867**
Accounts payable and accrued liabilities	669	**6,849**
Long-term liabilities	359	**10,116**
Member's equity	18,307	**(1,419)**
Total liabilities and member's equity	$19,535	**$ 20,413**

The following is a summary of the operating results of Evolent for the periods presented (in thousands):

	Year Ended March 31,		
	2011	2012	**2013**
Revenue	$—	$ 1,480	**$ 13,082**
Operating expenses	—	(4,445)	**(36,183)**
Depreciation and amortization	—	(9)	**(1,038)**
Interest, net	—	7	**(149)**
Taxes	—	—	**333**
Net loss	$—	$ (2,967)	**$ (23,955)**

Note 11. Other Non-Current Assets

In June 2009, the Company invested in the convertible preferred stock of a private company that provides technology tools and support services to health care providers, including the Company's members. In addition, the Company entered into a licensing agreement with that company. As part of its investment, the Company received warrants to purchase up to 6,015,000 shares of the company's common stock at an exercise price of $1.00 per share as certain performance criteria are met. The warrants are exercisable through June 19, 2019. The warrants contain a net settlement feature and therefore are considered to be a derivative financial instrument. A $0.1 million upward adjustment was made to the fair value of the warrants during the fiscal year ended March 31, 2013. The warrants are recorded at their fair value, which was $450,000 as of March 31, 2012 and $550,000 as of March 31, 2013, and are included in other non-current assets on the accompanying consolidated balance sheets. The change in the fair value of the warrants is recorded in other income, net on the accompanying consolidated statements of income. For additional information regarding the fair value of these warrants, see Note 5, "Fair value measurements." The convertible preferred stock investment is recorded at cost, and the carrying amount of this investment as of March 31, 2013 of $5.0 million is included in other non-current assets on the accompanying consolidated balance sheets. The convertible preferred stock accrues dividends at an annual rate of 8% that are payable if and when declared by the investee's board of directors. As of March 31, 2013, no dividends had been declared by the investee or recorded by the Company. This investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of this asset may not be recoverable. The Company believes that no such impairment indicators existed during the fiscal year ended March 31, 2012 or 2013.

Note 12. Noncontrolling Interest

On July 5, 2012, the Company entered into an agreement with an entity created for the sole purpose of providing consulting services for the Company on an exclusive basis. The Company's relationship with the entity is governed by a services agreement and other documents that provide the entity's owners the conditional right to require the Company to purchase their ownership interests ("Put Option") at any time after certain conditions have been satisfied through December 31, 2014. As of March 31, 2013, these conditions had not been satisfied. These agreements also provide the Company a conditional right to require the entity's owners to sell their ownership interests to the Company ("Call Option") at any time between July 5, 2013 and December 31, 2014. The equity interest in this entity is classified as a redeemable noncontrolling interest, which is presented outside of permanent equity as the redemption is not solely within the Company's control. The redeemable noncontrolling interest is recorded at its initial fair value of $0.1 million and has not been subsequently adjusted, as management's current judgment is that it is not probable that the Put Option will become exercisable prior to its expiration due to uncertainty in the achievement of certain performance conditions specified in the agreement. If the Put Option were to become exercisable in the future, the estimated maximum total redemption amount of the redeemable noncontrolling interest under the Put Option would be approximately $7.5 million, which would be recorded as a reduction to net income available to common stockholders in the period when it is determined that exercise of the Put Option is probable.

The Company has determined that this entity meets the definition of a variable interest entity over which it has significant influence and, as a result, has consolidated the results of this entity into its consolidated financial statements. Noncontrolling interests represent the entity's owners' claims on consolidated investments where the Company owns less than a 100% interest. As of March 31, 2013, the Company has a 0% ownership interest in this entity. The Company records these interests at their initial fair value, adjusting the basis prospectively for the noncontrolling holders' share of the respective consolidated investments' results of operations and applicable changes in ownership.

Note 13. Revolving Credit Facility

On July 30, 2012, the Company entered into a $150.0 million five-year senior secured revolving credit facility under a credit agreement with a syndicate of lenders. The Company incurred financing fees of $0.8 million in relation to this transaction. Under the revolving credit facility, up to $150.0 million principal amount of borrowings and other credit extensions may be outstanding at any time, subject to compliance with specified financial ratios and the satisfaction of other customary conditions to borrowing. The maximum principal amount available under the credit agreement may be increased by up to an additional $50.0 million in minimum increments of $10.0 million at the Company's election upon the satisfaction of specified conditions. The credit agreement contains a sublimit for up to $5.0 million principal amount of swing line loans outstanding at any time and a sublimit for the issuance of up to $10.0 million of letters of credit outstanding at any time. The facility loans may be borrowed, repaid and reborrowed from time to time during the term of the facility and will mature and be payable in full on July 30, 2017. Consequently, the amount outstanding under the revolving credit facility at the end of a period may not be reflective of the total amounts outstanding during such period.

Amounts borrowed under the revolving credit facility generally will bear interest at an annual rate calculated, at the Company's option, on the basis of either (a) an alternate base rate plus the applicable margin for alternate base rate loans under the credit agreement, which ranges from 0.75% to 1.50% based on the Company's total leverage ratio, or (b) an adjusted LIBO rate plus the applicable margin for eurocurrency loans under the credit agreement, which ranges from 1.75% to 2.50% based on the Company's total leverage ratio. The Company is required to pay a commitment fee on the unutilized portion of the facility at an annual rate of between 0.25% and 0.40% based on the Company's total leverage ratio.

As of March 31, 2013, there were no amounts outstanding under the revolving credit facility and $150.0 million was available for borrowing.

The Company is required under the revolving credit facility to satisfy three financial ratios on a quarterly basis. The Company was in compliance with these financial covenants as of March 31, 2013.

Note 14. Stockholders' Equity

In April 2008, the Company's Board of Directors authorized an increase in its cumulative share repurchase program to $350 million of the Company's common stock. The Company repurchased 377,860 shares, 223,438 shares, and 385,314 shares of its common stock at a total cost of approximately $8.3 million, $6.6 million, and $18.0 million in the fiscal years ended March 31, 2011, 2012, and 2013, respectively, pursuant to its share repurchase program. The total amount of common stock purchased from inception under the program as of March 31, 2013 was 15,650,094 shares at a total cost of $340.9 million. All repurchases to date have been made in the open market and have been retired as of March 31, 2013. No minimum number of shares subject to repurchase has been fixed and the share repurchase authorization has no expiration date. The Company has funded, and expects to continue to fund, its share repurchases with cash on hand, proceeds from the sale of marketable securities, and cash generated from operations. As of March 31, 2013, the remaining authorized repurchase amount was $9.1 million.

During the fiscal year ended March 31, 2013, the Company retired 13,650,094 shares of its treasury stock. Upon retirement, these shares resumed the status of authorized but unissued stock. The treasury stock retirement resulted in reductions to common stock of $70,000, treasury stock of $307.8 million, and retained earnings of $307.7 million. A total of 15,650,094 shares of treasury stock have been retired to date. There was no effect on the total stockholders' equity position as a result of the retirement.

On May 1, 2012, the Company's Board of Directors approved a two-for-one split of the Company's common stock to be effected in the form of a stock dividend. As a result of this action, one additional share was issued on June 18, 2012 for each share held by stockholders of record at the close of business on May 31, 2012. The stock split did not have an impact on the Company's consolidated financial position or results of operations. Share and per share amounts presented in the accompanying consolidated financial statements for dates before June 18, 2012 have been restated to reflect the impact of the stock split.

Note 15. Stock-Based Compensation

Equity Incentive Plans

The Company issues awards, including stock options and RSUs, under the Company's 2005 Stock Incentive Plan (the "2005 Plan") and 2009 Stock Incentive Plan (the "2009 Plan"), and issued such awards through September 11, 2009 under the Company's 2006 Stock Incentive Plan (the "2006 Plan"). Upon approval of the 2009 Plan by the Company's stockholders on September 11, 2009, the 2006 Plan was frozen with respect to new awards.

On September 13, 2011, the Company's stockholders approved an amendment to the 2009 Plan that increased the number of shares of common stock authorized for issuance under the plan by 2,500,000 shares. The aggregate number of shares of the Company's common stock available for issuance under the 2009 Plan, as amended, may not exceed 4,610,000 shares, plus the number of shares that remained available for issuance under the 2006 Plan as of June 26, 2009 and the number of shares subject to outstanding awards under the 2006 Plan that, on or after such date, cease for any reason to be subject to such awards (other than reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares). Stock-based awards granted under the 2006 Plan and the 2009 Plan have a five-year maximum contractual term. The aggregate number of shares of the Company's common stock available for issuance under the 2005 Plan may not exceed 3,200,000 shares, plus the number of shares that remained available for issuance under the Company's 2001 Stock Incentive Plan (the "2001 Plan") as of November 15, 2005 and shares subject to outstanding awards under the 2001 Plan that, on or after such date, cease for any reason to be subject to such awards (other than reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares). Stock-based awards granted under the 2005 Plan have a seven-year maximum contractual term. As of March 31, 2013, there were 1,627,405 shares available for issuance under the 2009 Plan and 845,302 shares available for issuance under the 2005 Plan.

The 2009 Plan and the 2005 Plan (the "Plans") are administered by the Compensation Committee of the Company's Board of Directors, which has the authority to determine which officers, directors, and employees are awarded options or share awards pursuant to the Plans and to determine the terms of the awards. Grants may consist of treasury shares or newly issued shares. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. The exercise price of a stock option or other equity-based award is equal to the closing price of the Company's common stock on the date of grant. The Company generally awards non-qualified options, but the Plans permit the issuance of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. Holders of options do not participate in dividends, if any, until after the exercise of the award. RSUs are equity settled stock-based compensation arrangements of a number of shares of the Company's common stock. RSU holders do not participate in dividends, if any, nor do they have voting rights until the restrictions lapse.

Stock Option Activity

During the fiscal years ended March 31, 2011, 2012, and 2013, the Company granted 595,000, 601,412, and 361,844 stock options, respectively, with a weighted average exercise price of $17.38, $24.97, and $44.00, respectively. The weighted average fair values of the stock option grants are listed in the stock option valuation section below. During the fiscal years ended March 31, 2011, 2012, and 2013, participants exercised 1,211,282, 1,775,510, and 1,477,219 options for a total intrinsic value of $9.8 million, $27.1 million, and $44.3 million, respectively. Intrinsic value is calculated as the number of shares exercised times the Company's stock price at exercise less the exercise price of the option.

Restricted Stock Unit Activity

During the fiscal years ended March 31, 2011, 2012, and 2013, the Company granted 532,628, 464,700, and 342,240 RSUs, respectively, the majority of which vest in four equal annual installments on the anniversary of the grant date. The valuation of RSUs is determined as the fair market value of the underlying shares on the date of grant. The weighted average grant date fair value of RSUs granted for the fiscal years ended March 31, 2011, 2012, and 2013 was $16.93, $24.81, and $44.39, respectively. During the fiscal years ended March 31, 2011, 2012, and 2013, participants vested in 239,640, 226,168, and 292,020 RSUs, respectively, for a total intrinsic value of $5.4 million, $7.2 million, and $13.6 million, respectively. Intrinsic value is calculated as the number of shares vested times the Company's closing stock price at the vesting date. Of the RSUs vested in the fiscal years ended March 31, 2011, 2012, and 2013, 72,678, 75,662, and 89,155 shares, respectively, were withheld to satisfy minimum employee tax withholding.

The following table summarizes the changes in RSUs during the fiscal years ended March 31, 2011, 2012, and 2013 for all of the stock incentive plans described above.

	Year Ended March 31,					
	2011		2012		**2013**	
	Number of RSUs	Weighted Average Grant Date Fair Value	Number of RSUs	Weighted Average Grant Date Fair Value	**Number of RSUs**	**Weighted Average Grant Date Fair Value**
Non-vested, beginning of year	411,230	$18.24	664,218	$17.34	**896,640**	**$20.77**
Granted	532,628	$16.93	464,700	$24.81	**342,240**	**$44.39**
Forfeited	(40,000)	$17.66	(6,110)	$23.53	**(3,654)**	**$19.98**
Vested	(239,640)	$17.92	(226,168)	$18.92	**(292,020)**	**$20.26**
Non-vested, end of year	664,218	$17.34	896,640	$20.77	**943,206**	**$29.50**

Employee Stock Purchase Plan

The Company sponsors an employee stock purchase plan ("ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 15% of their eligible compensation to purchase shares of the Company's common stock. Under the ESPP, shares of the Company's common stock may be purchased at the end of each fiscal quarter at 95% of the closing price of the Company's common stock. A total of 1,684,000 shares of the Company's common stock are authorized under the ESPP. As of March 31, 2013, a total of 1,496,032 shares were available for issuance under the ESPP. During the fiscal years ended March 31, 2011, 2012, and 2013, the Company issued 8,672, 6,684, and 7,748 shares, respectively, under the ESPP at an average price of $22.12, $33.17, and $46.77 per share, respectively. The compensation expense related to the ESPP recorded in the fiscal years ended March 31, 2011, 2012, and 2013 was not material.

Valuation Assumptions and Equity Based Award Activity

As discussed in Note 2, "Summary of significant accounting policies," determining the estimated fair value of stock-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares, and forfeiture rates of the awards.

Stock Option Valuation

The Company calculates the fair value of all stock option awards, with the exception of the stock options issued with market-based conditions, on the date of grant using the Black-Scholes model. The expected term for its stock options is determined through analysis of historical data on employee exercises, vesting periods of awards, and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury bonds issued with life terms similar to the expected life of the grant. Volatility is calculated based on historical volatility of the daily closing price of the Company's common stock continuously compounded with a look-back period similar to the terms of the expected life of the grant. The Company has not declared or paid any cash dividends on its common stock since the closing of its initial public offering and does not currently anticipate declaring or paying any cash dividends. The timing and amount of future cash dividends, if any, is periodically evaluated by the Company's Board of Directors and would depend upon, among other factors, the Company's earnings, financial condition, cash requirements, and contractual restrictions.

The following average key assumptions were used in the valuation of stock options granted in each respective period:

	Year Ended March 31,		
	2011[1]	2012	**2013**
Stock option grants:			
Risk-free interest rate	0.8%–2.56%	0.66%–2.22%	**0.43%–1.15%**
Expected lives in years	3.9	4.2	**4.11**
Expected volatility	36.7%–42.1%	36.7%–41.6%	**33.2%–40.7%**
Dividend yield	0.0%	0.0%	**0.0%**
Weighted average exercise price of options granted	$17.38	$24.97	**$44.00**
Weighted average grant date fair value of options granted	$ 5.64	$ 8.24	**$13.33**
Number of shares granted	595,000	601,412	**361,844**

(1) Includes 90,000 stock options that were issued with market-based conditions to a director. The Company calculated the fair value of these stock option awards on the date of grant at $4.91 per share using a lattice option-pricing model. The significant assumptions used were as follows: risk-free interest rate of 1.71%; expected term of 3.3 years; expected volatility of 38.35%; dividend yield of 0.0%; and a weighted average exercise price of $17.14 per share.

The following table summarizes the changes in common stock options during the fiscal years ended March 31, 2011, 2012, and 2013 for all of the stock incentive plans described above.

	Year Ended March 31,					
	2011		2012		**2013**	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	**Number of Options**	**Weighted Average Exercise Price**
Outstanding, beginning of year	5,737,730	$15.91	5,059,198	$16.40	**3,812,228**	**$17.05**
Granted	595,000	17.38	601,412	24.98	**361,844**	**44.00**
Exercised	(1,211,282)	14.68	(1,775,510)	17.48	**(1,477,219)**	**16.35**
Forfeited	(62,250)	21.58	(72,872)	20.33	**(4,500)**	**9.26**
Outstanding, end of year	5,059,198	$16.40	3,812,228	$17.05	**2,692,353**	**$21.06**[1]
Exercisable, end of year					**1,158,249**	**$17.68**[2]

(1) The weighted average remaining contractual term for the fiscal year ended March 31, 2013 is approximately 3 years and the aggregate intrinsic value is $84.7 million.

(2) The weighted average remaining contractual term for the fiscal year ended March 31, 2013 is approximately 2 years and the aggregate intrinsic value is $40.4 million.

The aggregate intrinsic value shown in the footnotes of the table above is the sum of the amounts by which the quoted market price of the Company's common stock exceeded the exercise price of the options as of March 31, 2013, for those options for which the quoted market price was in excess of the exercise price. This amount changes over time based on changes in the fair market value of the Company's common stock. During the fiscal years ended March 31, 2011, 2012, and 2013, 623,980, 729,182, and 710,972 options, respectively, vested with fair values of $2.5 million, $3.0 million, and $3.8 million, respectively.

The following table summarizes the exercise prices and contractual lives of all options outstanding under the stock incentive plans described above as of March 31, 2013:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life—Years
$ 0.00–$ 9.99	610,526	$ 9.26	2.1
10.00– 19.99	846,083	16.71	2.3
20.00– 29.99	866,400	23.94	3.2
30.00– 39.99	7,500	34.06	3.7
40.00– 49.99	361,844	44.00	4.8
$ 0.00–$49.99	2,692,353	$21.06	2.9

Valuation for Restricted Stock Units

RSUs are valued at the grant date closing price of the Company's common stock as reported by The NASDAQ Stock Market LLC ("NASDAQ").

Valuation for Employee Stock Purchase Rights

The value of employee stock purchase rights for shares of stock purchased under the ESPP is determined as the fair market value of the underlying shares on the date of purchase as determined by the closing price of the Company's common stock as reported by NASDAQ, less the purchase price, which is 95% of the closing price of the Company's common stock. The ESPP enrollment begins on the first day of the quarter. Stock purchases occur on the last day of the quarter, with only eligible employee payroll deductions for the period used to calculate the shares purchased. There is no estimate of grant date fair value or estimated forfeitures, since actual compensation expense was recorded in the period on the purchase date. The fair value of employee stock purchase rights is equivalent to a 5% discount of the purchase date closing price.

Forfeitures

Forfeitures are estimated based on historical experience at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recognized on a straight-line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the option vesting term, and can range from six months to four years. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods. The Company analyzes forfeiture rates using four separate groups, one group for members of the Company's Board of Directors, two separate groups of executives based on seniority, and one group for general employees. Forfeiture rates for those groups are 0%, 1%, 5%, and 15%, respectively.

Compensation Expense

The Company recognized stock-based compensation expense in the following consolidated statements of income line items for stock options and RSUs and for shares issued under the Company's ESPP, for the fiscal years ended March 31, 2011, 2012, and 2013 (in thousands, except per share amounts):

	Year Ended March 31,		
	2011	2012	**2013**
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 2,763	$ 3,440	**$ 3,975**
Member relations and marketing	1,663	2,133	**2,643**
General and administrative	4,366	6,413	**7,295**
Depreciation and amortization	—	—	**—**
Total costs and expenses	8,792	11,986	**13,913**
Operating income	(8,792)	(11,986)	**(13,913)**
Net income attributable to common stockholders	$ (5,725)	$ (7,359)	**$ (8,686)**
Impact on diluted earnings per share	$ (0.18)	$ (0.21)	**$ (0.24)**

There are no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type is shown below (in thousands):

	Year Ended March 31,		
	2011	2012	**2013**
Stock-based compensation expense by award type:			
Stock options	$ 3,590	$ 5,072	**$ 5,000**
Restricted stock units	5,202	6,914	**8,913**
Employee stock purchase rights	—	—	**—**
Total stock-based compensation	$ 8,792	$11,986	**$13,913**

As of March 31, 2013, $26.0 million of total unrecognized compensation cost related to stock-based compensation was expected to be recognized over a weighted average period of 1.4 years.

Tax Benefits

The benefits of tax deductions in excess of recognized book compensation expense are reported as a financing cash inflow in the accompanying consolidated statements of cash flows. Approximately $2.6, $7.6 million, and $20.5 million of tax benefits associated with the exercise of employee stock options and restricted stock units were recorded as cash from financing activities in the fiscal years ended March 31, 2011, 2012, and 2013, respectively.

Note 16. Income Taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2011	2012	**2013**
Current	$11,202	$15,288	**$16,998**
Deferred	(1,511)	(85)	**261**
Provision for income taxes	$ 9,691	$15,203	**$17,259**

The provision for income taxes differs from the amount of income taxes determined by applying the applicable income tax statutory rates to income before provision for income taxes as follows:

	Year Ended March 31,		
	2011	2012	**2013**
Statutory U.S. federal income tax rate	35.0%	35.0%	**35.0%**
State income tax, net of U.S. federal income tax benefit	5.5	5.5	**5.9**
Tax-exempt interest income	(1.5)	(1.5)	**(2.0)**
Washington, D.C. QHTC income tax credits	(7.3)	(3.1)	**(5.4)**
Other permanent differences, net	3.2	2.7	**4.0**
Effective tax rate on continuing operations	34.9%	38.6%	**37.5%**

Deferred income taxes are provided for temporary differences between the tax bases of assets and liabilities and their reported amounts on the accompanying consolidated financial statements. The tax effect of these temporary differences is presented below (in thousands):

	As of March 31,	
	2012	**2013**
Deferred income tax assets (liabilities):		
Tax credit carryforwards	$ 7,320	**$ 10,848**
Deferred compensation accrued for financial reporting purposes	7,574	**8,592**
Stock-based compensation	7,221	**8,548**
Acquired net operating loss carryforwards	—	**3,279**
Reserve for uncollectible revenue	2,215	**2,355**
Acquired intangibles and goodwill	3,430	**195**
Other	468	**778**
Total deferred tax assets	28,228	**34,595**
Capitalized software development costs	(7,169)	**(13,753)**
Deferred incentive compensation and other deferred charges	(3,783)	**(5,968)**
Unrealized gains on available-for-sale securities	(654)	**(680)**
Depreciation	(1,712)	**(2,417)**
Other	—	**(225)**
Total deferred tax liabilities	(13,318)	**(23,043)**
Net deferred income tax assets	$14,910	**$ 11,552**

The net operating loss carryforwards are limited to $1.4 million per year in each of the first five years and then limited to $0.5 million per year in each of the next fifteen years. In estimating future tax consequences, the Company generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. The Company believes that its estimated future taxable income will be sufficient for the full realization of its deferred income tax assets. The effect of future changes in existing laws or rates is not considered in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted.

The Company uses a more-likely-than-not recognition threshold based on the technical merits of the tax position taken for the financial statement recognition and measurement of a tax position. If a tax position does not meet the more-likely-than-not initial recognition threshold, no benefit is recorded in the financial statements. The Company does not currently anticipate that the total amounts of unrecognized tax benefits (of which the amount was $0 as of March 31, 2013 and 2012) will significantly change within the next twelve months. The Company classifies interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes. No interest or penalties were recognized in the consolidated statements of income for the fiscal years ended March 31, 2011, 2012, or 2013. The Company files income tax returns in U.S. federal and state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local tax examinations for filings in major tax jurisdictions before 2009.

Washington, D.C. Income Tax Incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") provides regulations that modify the income and franchise tax, sales and use tax, and personal property tax regulations for Qualified High Technology Companies ("QHTC") doing business in the District of Columbia.

In February 2006, the Company received notification from the Office of Tax and Revenue that its certification as a QHTC under the New E-conomy Transformation Act of 2000 had been accepted effective as of January 1, 2004. As a QHTC, the Company's Washington, D.C. statutory income tax rate was 0.0% through calendar year 2008 and 6.0% thereafter, compared to 9.975% prior to this qualification. Under that Act, the Company is also eligible for certain Washington, D.C. income tax credits and other benefits. As of March 31, 2013, the Company has $16.7 million of Washington, D.C. tax credits with expiration dates ranging from 2019 to 2023.

Note 17. Commitments and Contingencies

Operating Leases

The Company leases its headquarters space under an operating lease (the "Lease") that expires in 2019. Leasehold improvements related to leases are depreciated over the term of the Lease and totaled approximately $16.0 million, net, and $17.5 million, net, as of March 31, 2012 and 2013, respectively. The terms of the Lease contain provisions for rental escalation, and the Company is required to pay its portion of executory costs such as taxes, insurance, and operating expenses. The Company leases (under operating leases) regional office spaces in Austin, Texas; Nashville, Tennessee; Vernon Hills, Illinois; San Francisco, California; Ann Arbor, Michigan; Plymouth Meeting, Pennsylvania; and London, England. The Company also leases office space in Chennai, India through its Indian subsidiary, ABCO Advisory Services India Private Ltd. The Texas leases expire in March 2021, the Tennessee leases in September 2017, the Illinois lease in September 2014, the California lease in July 2017, the Michigan lease in December 2014, the Pennsylvania lease in August 2014, the England lease in August 2012, and the India lease in December 2016. The Company recognized rental and executory expenses of $9.4 million, $11.9 million, and $14.2 million in the fiscal years ended March 31, 2011, 2012, and 2013, respectively, related to these leases. The Company subleases office space in Austin, Texas and in Nashville, Tennessee. The total of minimum rentals to be received in the future under noncancelable subleases as of March 31, 2013 is $0.6 million.

The following table details the future minimum lease payments under the Company's current leases, excluding rental escalation and executory costs (in thousands):

Year Ending March 31,	
2014	$12,537
2015	12,591
2016	12,363
2017	12,303
2018	11,446
Thereafter	19,662
Total	$80,902

Benefit Plan

The Company sponsors a defined contribution 401(k) plan (the "401(k) Plan") for all employees who have reached the age of 21. The Company provides discretionary matching contributions in the range of 0% to 100%, which percentage is determined by the Company after the end of the applicable plan year, of an employee's contribution up to a maximum of 4% of base salary. Contributions to the 401(k) Plan for the fiscal years ended March 31, 2011, 2012, and 2013 were approximately $2.2 million, $2.9 million, and $2.7 million, respectively.

Litigation

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. As of March 31, 2013, the Company was not a party to, and its property was not subject to, any material legal proceedings.

Note 18. Segments and Geographic Areas

Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Under this definition, the Company contains two operating segments as of March 31, 2013. Both segments have similar economic characteristics, provide similar products and services sold to the same or very similar customers, and have similar sales and distribution procedures. Consequently, the Company has one reportable segment for financial statement purposes.

Substantially all of the Company's identifiable assets are located in the United States. Disclosed in the following table is revenue information for each geographic area for the years ended March 31, 2011, 2012, and 2013 (in thousands):

	Year Ended March 31,		
	2011	2012	**2013**
United States	$273,464	$357,937	**$434,640**
Other countries	9,975	12,408	**16,197**
Total revenue	$283,439	$370,345	**$450,837**

Note 19. Related Party Transactions

The Company holds an investment in Evolent accounted for under the equity method of accounting (see Note 10, "Investment in unconsolidated entity"). On January 7, 2013, the Company purchased a convertible term note from Evolent in the aggregate principal amount of approximately $3.5 million. On March 22, 2013, the Company purchased an additional convertible term note from Evolent in the aggregate principal amount of approximately $0.9 million. The notes receivable totaling $4.4 million as of March 31, 2013 are recorded in other non-current assets on the accompanying consolidated balance sheets. The notes bear interest at a rate of 8% per year, with such interest accruing on a daily basis and compounded annually. All outstanding principal and interest is due from Evolent on or before July 7, 2014 unless converted into equity securities of Evolent prior to such date. The note receivable is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company believes that no such impairment indicators existed during the fiscal year ended March 31, 2013.

Note 20. Quarterly Financial Data (Unaudited)

Unaudited summarized financial data by quarter for the fiscal years ended March 31, 2012 and 2013 are as follows (in thousands, except per share amounts):

	Fiscal 2012 Quarter Ended			
	June 30,	September 30,	December 31,	March 31,
Revenue	$ 79,937	$ 91,467	$ 98,458	$100,483
Operating income	$ 5,132	$ 7,830	$ 12,510	$ 10,887
Income from continuing operations before provision for income taxes and equity in loss of unconsolidated entity	$ 5,929	$ 8,278	$ 14,135	$ 11,051
Net income from continuing operations	$ 3,709	$ 5,174	$ 7,912	$ 6,057
Net income from discontinued operations	$ 162	$ 29	$ 140	$ 2,110
Net income attributable to common stockholders	$ 3,871	$ 5,203	$ 8,052	$ 8,167
Earnings per share:				
Basic	$ 0.12	$ 0.16	$ 0.24	$ 0.24
Diluted	$ 0.11	$ 0.15	$ 0.23	$ 0.23

	Fiscal 2013 Quarter Ended			
	June 30,	**September 30,**	**December 31,**	**March 31,**
Revenue	**$104,142**	**$110,758**	**$116,231**	**$119,706**
Operating income	**$ 9,091**	**$ 12,221**	**$ 9,492**	**$ 12,662**
Income from continuing operations before provision for income taxes and equity in loss of unconsolidated entity	**$ 9,667**	**$ 12,909**	**$ 10,230**	**$ 13,264**
Net income from continuing operations	**$ 3,841**	**$ 7,373**	**$ 4,442**	**$ 6,399**
Net income from discontinued operations	**$ —**	**$ —**	**$ —**	**$ —**
Net income attributed to common stockholders	**$ 3,841**	**$ 7,481**	**$ 4,442**	**$ 6,399**
Earnings per share:				
Basic	**$ 0.11**	**$ 0.22**	**$ 0.13**	**$ 0.18**
Diluted	**$ 0.11**	**$ 0.21**	**$ 0.12**	**$ 0.18**

The Company revised certain items in the consolidated statements of cash flows for the fiscal year ended March 31, 2012, and certain quarters within fiscal year ended March 31, 2013, to correct an error in the classification of certain acquisition-related earn-out payments. The effect of the revision on fiscal 2012 periods is limited to the quarters ending September 30, 2011 and March 31, 2012, for which the impact of the revision is an increase in net cash flow from investing activities of $0.3 million and $4.6 million, respectively, a decrease in net cash flow from financing activities of $0.3 million and $4.6 million, respectively, and a decrease in net cash flow from operating activities of $0.0 million and $0.1 million, respectively. The effect of the revision on fiscal 2013 periods is limited to the quarters ending June 30, 2012 and September 30, 2012, for which the impact of the revision is an increase of net cash flows from investing activities of $0.4 million and $0.8 million, respectively, with a corresponding decrease in net cash flows from investing activities. The Company has concluded that the errors are not material to any of the previously reported interim financial statements. Nevertheless, the affected interim financial statements will be revised when reissued in future periodic filings. See Note 2, "Summary of significant accounting policies," for additional information.

Note 21. Subsequent Events

On May 6, 2013, the Company purchased an additional convertible term note from Evolent in the aggregate principal amount of approximately $1.5 million. The note bears interest at a rate of 8% per year, with such interest accruing on a daily basis and compounded annually. All outstanding principal and interest is due from Evolent on or before July 7, 2014 unless converted into equity securities of Evolent prior to such date.

On May 8, 2013, the Company's Board of Directors authorized an increase in its share repurchase program of repurchases of up to an additional $100 million of the Company's common stock, bringing the total amount authorized that could be spent under the program to $450 million since its inception.

Report of Management's Assessment of Internal Control Over Financial Reporting

The Advisory Board Company and Subsidiaries

Management is responsible for the preparation and integrity of our consolidated financial statements appearing in our Annual Report. Our consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in our consolidated financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of our consolidated financial statements in accordance with generally accepted accounting principles, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Ethics for Employees, Code of Business Conduct and Ethics for Members of the Board of Directors and Code of Ethics for Finance Team Members. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent registered public accounting firm to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2013 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of March 31, 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm which has issued a report on our consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of internal control over financial reporting, which is included herein.



Robert W. Musslewhite
Chief Executive Officer and Director
May 30, 2013



Michael T. Kirshbaum
Chief Financial Officer and Treasurer
May 30, 2013

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
The Advisory Board Company and subsidiaries

We have audited The Advisory Board Company and subsidiaries' internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Advisory Board Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Advisory Board Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2013 of The Advisory Board Company and subsidiaries and our report dated May 30, 2013 expressed an unqualified opinion thereon.



Baltimore, Maryland
May 30, 2013

Corporate Information

Annual Report on Form 10-K and Investor Contact
The information in this annual report is a summary and should be considered along with the Company's Annual Report on Form 10-K for the year ending March 31, 2013.

A copy of the Company's Form 10-K for the year ending March 31, 2013, filed with the Securities and Exchange Commission, is available without charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Michael T. Kirshbaum, Chief Financial Officer, at The Advisory Board Company, 2445 M Street, NW, Washington, DC 20037.

Common Stock Dividend Information
The common stock of The Advisory Board Company has been traded on the Nasdaq Stock Market under the symbol ABCO since the initial public offering on November 12, 2001. As of July 18, 2013, there were approximately 14,000 holders of the common stock, including seven stockholders of record. The Company has not declared or paid any cash dividends on the common stock since the closing of its initial public offering, and it does not anticipate declaring or paying cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, is periodically evaluated by the Company's Board of Directors and would depend upon, among other factors, the Company's earnings, financial condition and cash requirements.

Corporate Office
The Advisory Board Company
2445 M Street, NW
Washington, DC 20037
202-266-5600
advisory.com

Registrar and Transfer Agent
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
800-937-5449

Independent Registered Accountant
Ernst & Young LLP
621 East Pratt Street
Baltimore, MD 21202

This table sets forth, for the periods indicated, the high and low sales prices per share of the Company's common stock as reported on the Nasdaq Stock Market.

	High	Low
Fiscal year ending March 31, 2012		
First Quarter	$29.70	$22.71
Second Quarter	$34.10	$25.19
Third Quarter	$37.68	$28.72
Fourth Quarter	$45.03	$36.04
Fiscal year ending March 31, 2013		
First Quarter	$50.97	$41.76
Second Quarter	$51.93	$39.73
Third Quarter	$50.04	$42.72
Fourth Quarter	$55.06	$47.51

Board of Directors

Sanju K. Bansal ‡
Director
Vice Chairman of the Board and Executive Vice President, MicroStrategy, Inc.

David L. Felsenthal
Director
President, The Advisory Board Company

Peter J. Grua † ‡
Director
Partner, HLM Venture Partners

Kelt Kindick* † ‡
Lead Director
Senior Advisor, Bain & Company, Inc.

Robert W. Musslewhite
Chairman
Chief Executive Officer, The Advisory Board Company

Mark R. Neaman* ‡
Director
President and Chief Executive Officer, NorthShore University HealthSystem

Leon D. Shapiro †‡
Director
Chief Executive Officer, Vistage International, Inc.

Frank J. Williams
Vice Chairman
Chief Executive Officer, Evolent Health, Inc.

LeAnne M. Zumwalt* ‡
Director
Group Vice President, DaVita Healthcare Partners Inc.

* Member of the Audit Committee of the Board of Directors
† Member of the Compensation Committee of the Board of Directors
‡ Member of the Governance Committee of the Board of Directors

Executive Officers and Senior Management

Robert W. Musslewhite
Chief Executive Officer

David L. Felsenthal
President

John A. Deane
Chief Executive Officer, Southwind

Christopher B. Denby
Executive Vice President

Evan R. Farber
General Counsel and Corporate Secretary

Scott M. Fassbach
Chief Research Officer and General Manager Education

James L. Field
President, Research and Insights

Adam E. Grossman
Senior Vice President

Michael T. Kirshbaum
Chief Financial Officer

Matthew S. Klinger
Senior Vice President

Nicole D. Latimer
Senior Vice President

Michelle S. McGee
Senior Vice President

Cormac F. Miller
Executive Vice President

Charles W. Roades
Chief Research Officer, Health Care

Paul W. Roscoe
Chief Executive Officer, Crimson

Scott A. Schirmeier
Executive Vice President

Richard A. Schwartz
Executive Vice President

Franziska R. Shaw
Executive Director and General Manager

Amy S. Stout
Senior Vice President

Adam R. Spiegel
Chief Marketing Officer

Glenn P. Tobin
Senior Vice President

Mary D. Van Hoose
Chief Talent Officer


The
Advisory
Board
Company

2445 M Street NW, Washington DC 20037
P 202.266.5600 | F 202.266.5700

advisory.com